SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Quarterly Results of Telefónica Group: January- December 2012

FINANCIAL HIGHLIGHTS

•	Stabilization of year-on-year OIBDA trend in the fourth quarter (-0.1% in organic terms), posting sequential growth and margin expansion for the third quarter in a row:

•

Telefónica’s fourth quarter OIBDA (5,449 million euros, negatively impacted in 527 million euros due to the impairment of Telefónica Ireland) increased 7.6% in underlying terms vs. the previous quarter (-1.4% year-on-year), reflecting the efficiencies and savings derived from the transformational initiatives and cost-reduction measures undertaken.

•	Underlying OIBDA margin for the fourth quarter was 37.0% (+2.0 p.p. vs. the previous quarter) significantly improving its year-on-year trend (+0.1 p.p. vs. -0.5 p.p. in the third quarter).

•

In 2012, underlying OIBDA totalled 21,741 million euros (-4.1% year-on-year), reflecting an outstanding improving trend throughout the year. Underlying OIBDA margin was 34.9%, 1.3 p.p. lower than in 2011.

•	Significant increase in operating cash flow (OIBDA-CapEx), which rose 6.2% year-on-year in organic terms in the fourth quarter. In 2012 operating cash flow reached 12,870 million euros in underlying terms.

•	Substantial improvement in underlying EPS along 2012, that reached 1.44 euros in 2012 (0.87 euros in reported terms). EPS in the fourth quarter grew 28.5% sequentially and remained virtually stable vs. the same period of 2011 (0.46 euros vs. 0.47 euros).

•	Net income totalled 3,928 million euros, impacted by extraordinary impacts such as Telco impairment (-949 million euros), Telefónica Ireland impairment (-513 million euros) and the effect of the Venezuelan Bolivar devaluation (-417 million euros). Net income excluding extraordinary impacts rose to 6,465 million euros.

•	Free cash flow reached 6,951 million euros in 2012, thus 1.55 euros per share, improving the Group financial flexibility and allowing for an ample coverage of its dividend commitments for 2013.

•	Outstanding improvement in financial flexibility, with a sharp reduction in net financial debt of 4,747 million euros in the fourth quarter (5,045 million euros for the full year):

•	Net financial debt stood at 51,259 million euros at December 2012, implying a Net financial debt / OIBDA ratio of 2.36x.

•

The solid cash flow generation in the fourth quarter, coupled with an efficient and proactive management of the Company’s asset portfolio, led to a 8.5% reduction in net financial debt compared with the end of September.

•

The proactive refinancing policy has enabled to raise around 15,000 million euros in 2012 (vs. more than 11,500 million euros in 2011) and covers debt maturities beyond 2014, eliminating refinancing risk.

•	Revenues totalled 62,356 million euros, and declined 0.8% year-on-year, largely impacted by the challenging trading environment in Europe, forex and regulation. Excluding regulatory impacts, revenues rose 0.7% thanks to the solid growth of mobile data and Telefónica Latinoamérica:

•

In the fourth quarter, consolidated revenues’ year-on-year organic trend improved compared to the previous quarter. Organic growth at T. Latinoamérica accelerated in the fourth quarter to 7.5% year-on-year (+6.7% in 2012), driven by the expansion of its high-value customer base with a growing weight of contract and smartphones.

•

Mobile data revenues continued to be the main growth driver in 2012, rising 12.8% year-on-year to account for more than 34% of consolidated mobile service revenues, on the back of the rapid expansion of non-SMS data revenues (57% of total data revenues). This growth is based on the strong increase in mobile broadband accesses to 52.8 million (+38% year-on-year).

•	In 2012, revenues and OIBDA at Telefónica Latinoamérica surpassed those at Telefónica Europe for the first time, highlighting the Company’s high level of diversification:

•

Spanish OIBDA improved significantly its trend in the fourth quarter (-3.0% year-on-year) to 1,710 million euros, thanks to the strong recovery in OIBDA margin (+5.5 p.p. year-on-year) to 47.2%. This, coupled with more efficient investment over the year, resulted in the first quarterly growth in operating cash flow since 2008 (+7.7% year-on-year in organic terms).

•

Revenues in Brazil accelerated in the fourth quarter (+2.9% year-on-year) driven by mobile revenues (+9.4% year-on-year), that account already for more than 65% of total revenues in the country. Fourth quarter OIBDA was 1,487 million euros, with a margin of 44.2%, impacted by the capital gains from the sale of non-strategic towers (269 million euros in the fourth quarter 2012 vs. 163 million euros in the fourth quarter 2011).

•

The pace of year-on-year decline in UK revenues improved significantly to -3.2% in the quarter, on the back of healthy growth in mobile service revenues, growing by 0.5% year-on-year excluding regulation. OIBDA reached 412 million euros in the quarter, maintaining its gradually improving trend (-8.7% year-on-year).

January –December 2012 Results - TELEFÓNICA

•

Telefónica Germany continued to improve its positioning in the German mobile market after increasing mobile service revenues by 4.8% in the fourth quarter 2012, excluding regulation. OIBDA reached 366 million euros in the quarter (+5.3% year-on-year) driven by revenue growth and continuing efficiency improvements.

•	Debt reduction is consistent with our strategy of prioritising investments on growth areas and strengthening networks by acquiring spectrum.

•	The Company met its 2012 operating targets for revenues, OIBDA margin and CapEx/Sales.

•	Telefónica announces its guidance for 2013 and reiterates the shareholder remuneration policy for 2013, of paying a cash dividend of 0.75 euros per share.

•	Operating guidance (in organic terms1):

•	Revenue growth.

•	Lower OIBDA margin erosion than in 2012.

•	CapEx/Sales similar than in 2012.

•	Financial guidance:

•	Net financial debt < 47,000 million euros.

[1]

Guidance criteria 2013: 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition.

2012	adjusted bases exclude:

•	Capital gains/losses from companies’ disposals: Capital gains/losses from China Unicom, Atento, Hispasat and Rumbo and impairment of T. Ireland.

•	Homogeneous perimeter: 2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures.

•	Tower sales.

•	Change in contractual commercial model for contract handsets in Chile.

2012 Bases for 2013 targets:

•	Organic revenues 2012: 61,084 million euros.

•	OIBDA margin erosion ex-towers: -1.4 percentage points.

•	Organic CapEx/Sales ex-spectrum: 14.1%.

January –December 2012 Results - TELEFÓNICA

Comments from César Alierta, Executive Chairman:

“In 2012, Telefónica initiated a deep transformation, delivering progressive improvements quarter by quarter and allowing us to meet the guidance set at the beginning of the year.

This transformation approach targets the recovery of our differential growth profile, based on a sustainable top-line growth leveraged on our high diversification, with solid revenue growth in Latin America, mobile data and digital services.

Additionally, we have implemented bold actions in our commercial model, changing our propositions from a subsidy-based model towards a more sustainable model based on quality and differential offers, which increase customers’ loyalty. In parallel, we are executing a simplification process across the board, leading to significant cost savings and increased efficiency, prioritising resources towards core and growth activities.

These actions resulted into a sequential improvement of organic revenue growth and a continued margin recovery which, in the fourth quarter, contributed to OIBDA year-on-year stabilisation and led to organic growth in the operating cash flow (+6.2% year-on-year).

With regards to the balance sheet, we closed the year with an outstanding improvement in financial flexibility thanks to a proactive portfolio management, a strong cash-flow generation and an on-going refinancing policy.

In 2013, we will further execute this transformation process, and we expect to recover our growth profile and further improve margin trends, while we continue to reduce our leverage.”

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December		% Chg
	2012	2011	Reported	Organic
Revenues	62,356	62,837	(0.8)	(0.8)
Telefónica Latinoamérica	30,520	28,941	5.5	6.7
Telefónica Europe	29,995	32,066	(6.5)	(7.8)
Other companies & eliminations	1,841	1,830	0.6

OIBDA	21,231	20,210	5.1	(3.9)
Telefónica Latinoamérica	11,103	10,890	2.0	3.4
Telefónica Europe	10,244	9,278	10.4	(10.0)
Other companies & eliminations	(115)	42	c.s.

OIBDA margin	34.0%	32.2%	1.9 p.p.	(1.1 p.p. )
Telefónica Latinoamérica	36.4%	37.6%	(1.3 p.p. )	(1.1 p.p. )
Telefónica Europe	34.2%	28.9%	5.2 p.p.	(0.9 p.p. )

Operating Income (OI)	10,798	10,064	7.3	(8.7)
Telefónica Latinoamérica	6,015	6,120	(1.7)	1.2
Telefónica Europe	5,233	4,197	24.7	(15.6)
Other companies & eliminations	(450)	(253)	78.1

Net income	3,928	5,403	(27.3)
Basic earnings per share (euros)	0.87	1.18	(25.9)

CapEx	9,458	10,224	(7.5)	0.3
Telefónica Latinoamérica	5,455	5,260	3.7	4.5
Telefónica Europe	3,513	4,513	(22.2)	(9.0)
Other companies & eliminations	490	452	8.6

OpCF (OIBDA-CapEx)	11,773	9,986	17.9	(6.6)
Telefónica Latinoamérica	5,648	5,630	0.3	2.6
Telefónica Europe	6,731	4,765	41.2	(10.4)
Other companies & eliminations	(605)	(409)	47.9

-	Reconciliation included in the excel spreadsheets.

Notes:

-	OIBDA and OI are presented before brand fees and management fees.
-	OIBDA margin calculated as OIBDA over revenues.
-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	Other companies & eliminations include the results of Atento in 2012 until November 30th.
-	CapEx includes 586 millon euros from the spectrum acquired in 2012: 5 millon euros in Nicaragua, 34 millon euros in Venezuela, 127 millon euros in Ireland and 420 millon euros in Brazil. In 2011 it includes 1,296 millon euros from the spectrum acquired: 842 millon euros in Spain, 349 millon euros in Brazil, 68 millon euros in Costa Rica and 37 millon euros in Colombia.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T.Europe includes T.España. As a result, the results of T. Europe, T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.
-	Organic criteria: In financial terms, it assumes constant average exchange rates as of January-December 2011 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. In OIBDA and OI terms, 2012 excludes the reduction in value made by the Telefónica Group on its investment in Telefónica Ireland (-527 million euros), the capital loss generated by the sale of China Unicom shares (-97 million euros), and the capital gains generated by the sale of the Atento Group (+61 million euros), Rumbo (+27 million euros) and the partial sale of Hispasat (+26 million euros). Excluded from OIBDA and OI in 2011 were the positive impact of the partial sale of Telefónica’s economic exposure to Portugal Telecom (+184 million euros), and the provision for the redundancy program in Spain (-2,671 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, the Real Estate Efficiency Programme at T. España, and the real estate commitments in relation to the new Telefónica headquarters in Barcelona.

January –December 2012 Results - TELEFÓNICA

January – December 2012

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	December
	2012	2011	% Chg
Final Clients Accesses	310,010.8	301,311.8	2.9
Fixed telephony accesses (1) (2)	40,002.6	40,119.2	(0.3)
Internet and data accesses	19,402.6	19,134.2	1.4
Narrowband	653.2	909.2	(28.2)
Broadband (3)	18,596.2	18,066.3	2.9
Other (4)	153.1	158.7	(3.5)
Mobile accesses (5)	247,269.5	238,748.6	3.6
Prepay (6)	165,759.7	162,246.9	2.2
Contract (2) (7)	81,509.8	76,501.7	6.5
Pay TV	3,336.2	3,309.9	0.8

Wholesale Accesses	5,731.3	5,296.0	8.2
Unbundled loops	3,308.8	2,928.7	13.0
Shared ULL	183.5	205.0	(10.5)
Full ULL	3,125.3	2,723.7	14.7
Wholesale ADSL (8)	800.6	849.3	(5.7)
Other (9)	1,621.8	1,518.0	6.8

Total Accesses	315,742.1	306,607.8	3.0

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	December
	2012	2011	% Chg
Prepay percentage (%)	67.0%	68.0%	(0.9 p.p.	)
Contract percentage (%)	33.0%	32.0%	0.9 p.p.
MBB accesses (‘000)	52,774.9	38,218.1	38.1%
MBB penetration (%)	21%	16%	5.3 p.p.
Smartphone penetration (%)	19%	13%	6.2 p.p.

Notes:
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(6)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. Additionally, 360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(7)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(8)	Includes ULL rented by T. Germany and T. UK.
(9)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

Consolidated Results

Beginning in January 2012, Telefónica’s consolidated results are reported in line with the new corporate structure approved in September 2011 that contemplates two regional business units, Telefónica Europe and Telefónica Latinoamérica, and two global business units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

In line with this reorganisation, Telefónica has included in the Telefónica Latinoamérica and Telefónica Europe regional business units all information pertaining to fixed, mobile, cable, data, Internet and television businesses based on their respective locations. The “Other companies” heading includes the global business units Telefónica Digital and Telefónica Global Resources, which are not taken into account for segmental reporting, the Atento business, as well as other Group subsidiaries and eliminations from the consolidation process.

As of 1 January 2012, Telefónica Europe’s consolidation perimeter encompasses Telefónica España, with the exception of Tuenti and Terra España. Conversely, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded. The latter three companies are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses managed by Telefónica Digital and Telefónica Global Resources. Similarly, the operations of Terra, Medianetworks Peru, Wayra and the joint venture Wanda, which in 2011 fell under Telefónica Latinoamérica’s scope, are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses run by Telefónica Digital.

With the aim of facilitating a homogeneous understanding of the information, the financial results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2011 to reflect the new corporate structure as of January 2011. Telefónica’s consolidated results are unaffected by the restatement.

Also, with the objective to provide greater detail in a consistent manner across regions, from January 2012 the revenue breakdown by country is reported under a new structure. Thus, the fixed business is subdivided into “Broadband and new services revenues,” “Voice and Access Revenue” and “Others”, while reporting of mobile revenues is subdivided into “Mobile Service Revenue,” that include “Mobile Data Revenue,” and “Handset Revenues.”

2012 was a key year in Telefónica’s transformation process. Various initiatives were introduced during the course of the year that will accelerate the restoring of the Company’s growth differential. Telefónica Latinoamérica’s revenues exceeded those of Telefónica Europe for the first time, remaining along with mobile data revenues as the main growth levers for the Group, with both registering an acceleration in their organic growth rates in the fourth quarter. Telefónica Europe regained strong commercial momentum in its main markets thanks to the success of the newly launched tariffs, particularly “Movistar Fusión” in Spain, which reflects a general improvement in the competitive position in the different markets.

Meanwhile, for the third quarter in a row there was a sequential improvement in underlying OIBDA in absolute terms across all regions, and in the consolidated OIBDA margin, which returned to year-on-year growth in underlying terms, on the back of the transformational initiatives and cost reduction measures undertaken in several areas.

January –December 2012 Results - TELEFÓNICA

In 2012 Global Resources consolidated its operating model and, through its global areas, consistently contributed to Telefónica’s progress in optimising scale economies. As a result, it has obtained higher efficiencies, improvements in time to market and customer satisfaction, in addition to increased competitiveness in its multinational businesses.

The global initiatives oriented towards the simplification and standardisation of processes, applications and technologies, together with a rationalisation of rollouts and network sharing, have all allowed Telefónica to generate recurring savings and a better service quality. Thus, it has set the basis for accelerating our IT transformation, which will be supported on our new data centres (Mexico, Brazil and Spain).

In addition, the value traded globally in mobile devices has risen to 80%, focused on 100 references, thereby improving the efficiency obtained every quarter, and working towards a more balanced vendor map and an optimum swapability among references. It has also laid the foundations to develop an end to end sourcing model with emphasis on global categories. This model allows Telefónica to unify decision and award processes, guaranteeing savings and value creation sustainability.

Finally, the new organisation of Telefónica’s multinational businesses has been strengthened, with leaner operations, reinforcing its global positioning and improving customer satisfaction. As a result, revenues from its multinational businesses increased 7% year-on-year, highlighting international services (+23% year-on-year).

During 2012, we have also improved our CapEx efficiency by focusing on growth, reallocating resources to higher-growth operations and services -such as the selective rollout of fibre and VDSL-, improving service quality and customer satisfaction, strengthening our networks via spectrum acquisition, and prioritising simplicity in order to best take advantage of shared investment.

At the same time, there was a substantial improvement in financial flexibility at the end of 2012, thanks to the three following cornerstones: firstly, a significant reduction in debt during the second half of the year, thanks to strong cash flow generation -this being due to a substantial improvement in OIBDA and an efficient working capital management- and proactive portfolio management; secondly, the fact that the Company’s refinancing efforts throughout 2012 have led to the long-term refinancing of around 15,000 million euros, with a high level of diversification; and thirdly, the cancellation of the dividend corresponding to fiscal year 2012 has been a key determining factor for increasing the Company’s liquidity and for facilitating market access. All these measures have led to significant reduction in financial leverage, credit rating stabilization and significant liquidity improvement.

During the fourth quarter of 2012, Telefónica advanced further with the transformation of the Company. Telefónica Digital, as part of its strategy to boost innovation and capture opportunities in the digital world, has made significant progress, including:

•	As part of the venture capital initiative, Telefónica Ventures led the funding round for “Everything.me”, an innovative dynamic HTML5-based platform for mobile applications, which is bringing about in smartphones a transition to the “dynamic” concept, offering services adapted to a particular time and location.

•	At the same time, Telefónica continues to make progress with the development of Firefox, an HTML5-based Mozilla operating system, with first handsets to be launched in Brazil, Colombia, Spain and Venezuela during the summer of 2013.

•	Telefónica launched “Instant Servers”, the first global cloud service with the Telefónica brand name, which offers to corporate customers high-performance virtual servers optimized for corporate mobile applications.

•	In Brazil, Telefónica and Mastercard presented MFS, a company that is to develop mobile payment solutions to meet the needs of Telefónica’s customers that don’t have bank accounts enabling them to make bank transfers, purchases and mobile top-ups among other financial transactions.

•	T. Digital has bought TokBox, the leading platform for video communication, which enables the development of live video-based communication services via the simple incorporation of video calls into websites and mobile applications.

January –December 2012 Results - TELEFÓNICA

•	Wayra successfully held its first “DemoDay Global” in Miami to present to international investors the advances made by 17 start-ups chosen from the more than 180 ventures so far accelerated. During the quarter Wayra incorporated new academies in Sao Paulo, Munich, Prague and Santiago de Chile, making a total of 13 academies around the world.

•	Telefónica Digital and Microsoft signed a strategic agreement for the creation of a Global Video Platform, that offers television services both in managed networks (IPTV) and non-managed networks (over-the-top). During the quarter the service was launched in Brazil and Chile.

•	Telefónica Digital created Telefónica Dynamic Insights, a new global business unit aimed at opening up the new value-creation opportunities offered by the so-called “big data” sector.

The Company’s total accesses rose 3% year-on-year, reaching 315.7 million at year end 2012, with a significant rise in the number of contract accesses and fixed and mobile broadband accesses. Noteworthy was the 6% year-on-year increase in accesses at Telefónica Latinoamérica (67% of the total). In the fourth quarter, Telefónica Europe posted positive net additions on its total accesses, as a result of strong commercial momentum.

•	Mobile accesses stood at 247.3 million at the end of the quarter, up 4% on 2011, driven by sustained growth in mobile contract accesses (+7% year-on-year), which now account for 33% of total mobile accesses. Mobile net additions in 2012 totalled 12.1 million accesses (excluding the disconnection of 3.6 million inactive mobile accesses in Spain and Brazil), with the contract segment accounting for 52%.

•	The Company’s mobile broadband accesses stood at 52.8 million in December 2012, maintaining a solid 38% year-on-year growth, and representing 21% of mobile accesses (+5 percentage points year-on-year). It is worth highlighting the strong commercial momentum in smartphones during the year, with net additions of 15.4 million in 2012 (+20% year-on-year) reaching a penetration rate of 19% over mobile accesses (+6 percentage points year-on-year), and particularly in the fourth quarter, with total net additions of 5.4 million (the best quarter of the year and a 73% higher than the third quarter). Particularly noteworthy was the significant acceleration of net smartphone additions in Europe in the fourth quarter, largely on the back of the commercial momentum of Telefónica España.

•	Fixed-line accesses reached 40.0 million at the end of 2012, with net additions of 181 thousand during the fourth quarter (-217 thousand accesses in the third quarter) and with year-on-year deterioration slowing vs. September (-0.3% through to December compared with -1.5% to September).

•	Retail fixed broadband accesses reached 18.6 million at the end of the year, a 3% increase vs. December 2011, with 530 thousand net additions during 2012 (+72 thousand in the fourth quarter). In the fourth quarter, Telefónica Europe showed net additions for the first time since March 2011, thanks to the commercial momentum on fixed broadband at Telefónica España. Retail fixed broadband accesses reached a penetration rate of 46% over total fixed accesses (+1.5 percentage points year-on-year).

It is important to note that Atento Group deconsolidated its results from Telefónica Group as of the end of November 2012 (following the disposal of the company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2012 totalled 62,356 million euros, a 0.8% decrease vs. 2011, (-2.0% year-on-year in the fourth quarter), affected by adverse conditions in certain markets, both economic and those resulting from more intense competition, and the negative effect of regulation. Revenues increased 0.7% year-on-year in 2012, excluding the negative effect of regulation. Exchange rate fluctuations contributed 0.1 percentage points to growth and changes to the perimeter had a negative impact of 0.1 percentage points, meaning the decrease in organic terms was 0.8% for the full year. In the fourth quarter, the year-on-year decrease in organic terms was 0.7%, as exchange rate fluctuations had a negative impact of 0.9 percentage points and changes in the perimeter contributed negatively 0.4 percentage points to revenue growth.

The Company’s high diversification remains a key differentiating factor in the current environment, as demonstrated by the revenue breakdown. By regions, Telefónica Latinoamérica’s revenues in 2012 continued to show strong year-on-year growth in organic terms (+6.7%), accelerating in the fourth quarter vs. the third quarter (+7.5% vs. +6.4%), and they now account for 49% of consolidated revenues (+2.9 percentage points vs. the previous year), exceeding the revenues from Telefónica Europe (48% of total), which fell 6.5% year-on-year in reported terms. Telefónica España’s contribution decreased to 24% of consolidated revenues.

January –December 2012 Results - TELEFÓNICA

By services, mobile data revenues remained as growth driver in 2012 (+12.8% year-on-year; +11.8% in organic terms), contributing more than 34% to mobile service revenues during the period (31% in 2011). Non-SMS mobile data revenues posted a significant increase (+24.1% year-on-year; +23.1% in organic terms), representing 57% of total mobile data revenues, 5 percentage points more than in 2011.

Consolidated operating expenses amounted to 42,343 million euros, 4.9% less than in 2011. The reported year-on-year comparison is affected by the provision for expenses related to the redundancy program in Spain booked in the third quarter of last year (2,671 million euros). The trend in expenses improved in the fourth quarter, with a 3.1% decrease year-on-year, thanks to the efficiency and cost cutting measures introduced. In organic terms, expenses increased by 1.1% year-on-year in 2012, an improvement of 1.1 percentage points compared with the first nine months of 2012, mainly due to lower commercial costs, principally in Spain, resulting from the new commercial model introduced as of the end of 2011.

•

Supplies for full-year 2012 totalled 18,074 million euros, a 1.0% decrease in reported terms (-2.1% organic). In the fourth quarter of 2012, the decrease accelerated (-3.9% year-on-year in reported terms; -3.9% organic), reflecting lower mobile interconnection costs in all regions and lower handset upgrades in Spain and the UK.

•

Subcontract expenses (13,487 million euros) rose by 3.6% year-on-year (+3.4% organic). Nevertheless, in the fourth quarter there was a change in trend and they fell on a year-on-year basis (-1.8% in reported terms; -2.4% organic), mainly due to the general reduction in commercial costs, especially those relating to fees and advertising expense.

•

Personnel costs stood at 8,569 million euros, a 22.7% decrease vs. 2011, being the year-on-year comparison affected by the provision for the redundancy program in Spain mentioned above. In organic terms, this item increased 3.3% year-on-year (+1.3% in the fourth quarter), thanks to the important savings derived from the Company’s redundancy programs, and despite the impact of inflation in some Latin American countries.

The average headcount was 272,598 employees. Excluding Atento, which was sold in the fourth quarter, Telefónica’s average workforce stood at 131,468 employees, 2,480 fewer than in 2011.

Gains on sales of fixed assets in 2012 stood at 782 million euros (-5.0% year-on-year) and at 493 million euros in the fourth quarter (-6.9% year-on-year). This heading in 2012 included mainly the following: i) the sale of non-strategic towers, with an impact on OIBDA of 643 million euros (354 million euros in the fourth quarter, mainly in Brazil, Mexico, Chile, Spain, and Peru); ii) the gain from the sale of applications in the second quarter (39 million euros; 18 million euros in Telefónica España); iii) the capital loss on the reduction of the stake in China Unicom (97 million euros in the third quarter); and iv) the capital gains from the fourth quarter disposals of Atento (61 million euros), Rumbo (27 million euros), and the partial sale of Hispasat (26 million euros). In 2011, this item totalled 823 million euros (530 million euros in the fourth quarter) and mainly included the positive effects of the partial reduction of our economic exposure to Portugal Telecom (184 million euros) and the sale of non-strategic towers (with an impact in OIBDA of 541 million euros; 467 million euros in the fourth quarter).

It is important to mention that OIBDA is affected by a value adjustment (-527 million euros) by the Telefónica Group in relation to Telefónica Ireland.

Operating income before depreciation and amortisation (OIBDA) amounted to 21,231 million euros, a 4.1% decrease in underlying terms, 1.0 percentage point less than the decrease registered during the first nine months of 2012 (-5.1%), with a sequential improvement in underlying OIBDA in all regions. In the fourth quarter, underlying OIBDA was virtually stable in year-on-year terms (-1.4%) at 5,862 million euros, confirming, for the third quarter in a row, a sequential quarterly improvement in OIBDA.

OIBDA margin at the end of 2012 stood at 34.0%, the year-on-year erosion being in line with the Company’s forecasts (-1.3 percentage points in underlying terms). The sustained sequential improvement in the underlying OIBDA margin continued in the fourth quarter (37.0%, compared with 35.1% in the third quarter, 34.6% in the second quarter, and 32.8% in the first quarter).

Noteworthy, underlying OIBDA margin in the fourth quarter registered positive year-on-year growth (+0.1 percentage points compared with -0.5 percentage points in the third quarter, -1.9 in the second quarter, and -2.8 in the first quarter), reflecting the success of measures implemented to improve the Company’s efficiency and despite the lower year-on-year contribution from tower sales. By region, Telefónica Latinoamérica continued increasing its contribution to consolidated underlying OIBDA, accounting for 51% (+3.2 percentage points vs. December 2011). Telefónica Europe accounted for slightly less than 50%, and Telefónica Spain’s contribution fell to less than a third of the total (31%).

January –December 2012 Results - TELEFÓNICA

Depreciation and amortisation in 2012 (10,433 million euros) increased 2.8% year-on-year (+2.0% in organic terms) and 2.7% year-on-year in the fourth quarter, mainly due to the amortisation of the new spectrum acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and the increase in fixed assets. The depreciation and amortisation charges arising from purchase price allocation processes amounted to 962 million euros in 2012 (-14.1% year-on-year).

In 2012, operating income (OI) totalled 10,798 million euros (-10.2% year-on-year in underlying terms), and particularly improved in the fourth quarter (-5.4% year-on-year in underlying terms).

Profit from associates amounted to -1,275 million euros (-635 million euros in 2011), mainly due to Telco, S.p.A.’s adjustments of the value of its investment in Telecom Italia, as well as to the recovery of all the operating synergies considered at the time of this investment, with both effects totalling -1,355 million euros in 2012 and -662 million euros in 2011. The figure for the fourth quarter was -789 million euros compared with -130 million euros for the same period the previous year, and was totally due to the above-mentioned value adjustment at Telco, S.p.A. It should be pointed out that these effects were non-cash impacts.

Net financial expenses for the full-year 2012 totalled 3,659 million euros, 24.4% more than in 2011. This is explained by two separate effects; on the one hand, by the increase in interest rate costs mainly due to a higher average debt in 2012 (+3.3% to 58,187 million euros), the widening of credit spreads, and the need to increase liquidity (with lower remuneration compared to the cost of debt) as a result of the financial market crisis; and, on the other hand, this is explained by greater negative exchange rate differences mainly due to the effect in the estimations of the Group as a result of the 32% decline in the estimated liquidation value of the Venezuelan Bolivar versus the US Dollar in 2013. Despite the increase in credit costs, the Company has managed to maintain the average cost of the Group’s gross debt (excluding the cash position) at 4.7%. This implies an effective cost of debt of 5.37% over the last 12 months excluding exchange rate differences.

Cash Flow from operations reached 20,105 million euros in 2012 (-6.3% year-on-year), and 5,919 million euros in the fourth quarter.

Working capital generation over the twelve month period amounted to 772 million euros, driven by the working capital management measures implemented. This is lower than the 2011 figure (2,134 million euros), basically due to the following: the decrease in supplier financing, as a result of Spain’s Insolvency Law; lower accruals resulting from the containment of investment in fixed assets; and the impact from differences among spectrum accruals and payments; and various other factors.

Interest payments totalled 2,867 million euros, 856 million euros more than in 2011. Out of this amount, approximately 308 million euros were non-recurrent effects, such as the payment of interests related to the restructuring of Colombian companies, payments to the tax authorities in Spain and Peru, and front-end fees related to financial operations signed. The remainder was mainly due to a higher average debt in 2012 and the increase in interest rates due to the negative evolution of financial markets.

Payment of taxes totalled 2,024 million euros in 2012, 65 million euros more than in 2011.

As a result, Free Cash Flow for full-year 2012 amounted to 6,951 million euros, 25.0% less than in 2011, mainly due to the lower generation of working capital and the higher interest payments mentioned above.

It is important to highlight that, following the Company’s efforts to reduce debt, net financial debt decreased by 5,045 million euros in 2012, finishing the year at 51,259 million euros.

The lower debt compared to December 2011 was explained by a free cash flow figure for 2012 of 6,951 million euros and net financial divestments of 2,447 million euros, underlining the funds raised by the Initial Public Offering of the German subsidiary. Changes in the perimeter of consolidation and other impacts reduced debt by 669 million euros (including 1,499 million euros from the debt restructuring in Colombia, reduced by 830 million euros which reflects the increase in the present value of obligations due to fixed rate derivative transactions, accrued interest higher than payments, and other effects). Shareholder remuneration, although 51% lower than in 2011, increased financial debt by 3,561 million euros, payments due to commitments represented a cash outflow of 800 million euros, and exchange rate movements (mainly the appreciation of the Mexican peso, the Peruvian sol, and the Chilean peso against the dollar) led to an increase in financial debt of 662 million euros.

January –December 2012 Results - TELEFÓNICA

The leverage ratio for the past 12 months (net debt over OIBDA) stood at 2.36 times as of the end of December.

During 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood at around 15,000 million equivalent euros and has exceeded the amount raised in fiscal year 2011, improving significantly the Company’s liquidity position.

The financing activity was focused on financing in advance debt maturing in 2012, and on smoothing the debt maturity profile for 2013 and 2014 at the Holding level. Therefore, the Company maintains a debt maturity profile that, along with cash flow generation expectations, is covered beyond 2014.

Net debt maturities for 2014 amount to 6,945 million euros, while for 2013 the cash and liquid assets position exceeds the gross maturities due in the year. The main financial operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US dollars.

•	In February, Telefónica increased the 6 year euro bond last February 2011 through a private placement, for an amount of 120 million euros.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In the month of February Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•	It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

•	In June, a 6-year 10,000 million Japanese yen bond was issued through a private placement.

•	In August, a new loan facility with two Chinese financial entities was signed to finance telecom equipment purchases with a local supplier for an amount of 1,200 million US dollars.

•	In September, 1,000 million euros for a period of 5 years were raised through a 750 million euros bond that was above 9 times oversubscribed followed by a tap of 250 million euros.

•	Also in September, Telefónica Czech Republic signed a 4 year term loan facility worth 3,000 million Czech crowns.

•	In October, a 7 year bond issuance for an amount of 1,200 million euros was launched, more than 6.5 times oversubscribed.

•	In November, as part of the refinancing of the preferred shares maturing in December 2012, a 10 year debenture issuance for an amount of 1,165 million euros was launched.

•	In December, there was a debut Swiss franc issuance in two tranches, 6 years and 10 years, raising 250 million Swiss francs and 150 million Swiss francs respectively.

January –December 2012 Results - TELEFÓNICA

In January 2013, Telefónica issued a 10 year bond in the euro market for an amount of 1,500 million euros that was 6.5 times oversubscribed. More recently, in February, a refinancing has just been signed, with 23 banks, relating to the tranche of the Vivo syndicated loan maturing in July 2014, for an amount totalling 1,400 million euros. 700 million euros have been extended to July 2017 and 700 million euros to July 2018. Also in February, the Company has signed two operations to finance purchases from Canadian and Swedish suppliers, for 206 million euros and 1,001 million USD, respectively.

Telefónica S.A. and its holding companies have remained active during 2012 under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 1,100 million euros at the end of December.

Regarding Latin America, as of December 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of approximately 2.900 million equivalent euros. The main financial operations closed during the year included:

•	In September, Telefónica Brazil completed a 5 year 2,000 million Brazilian reais debentures issue.

•	Also, in September, Telefónica Colombia issued a 10 year US dollar debut offering for an amount of 750 million nearly 11 times oversubscribed.

•	In October, Telefónica Chile issued a 10 year bond for 500 million US dollars which was over 10 times oversubscribed.

Telefónica maintains total undrawn committed credit lines for an amount of nearly 11,600 million euros, with around 9,500 million maturing in more than 12 months.

At the end of December 2012, bonds and debentures represented 68% of consolidated financial debt breakdown, while debt with financial institutions represented 32%.

Corporate income tax for 2012 totalled 1,461 million euros, which, over an income before taxes of 5,864 million euros, implied an effective tax rate of 24.9%, mainly due to the recognition of tax losses in several countries during the fourth quarter.

Profit attributable to minority interests dragged net income by 475 million euros in 2012, mainly due to the participation of minorities in net income of Telefónica Brazil, Telefónica Czech Republic and Telefónica Germany. The year-on-year change (-39.5%) is affected by the reversal of deferred tax liabilities recognised as part of the Vivo purchase price allocation in the amount of 1,288 million euros resulting from the tax benefit generated by some of the acquired assets.

As a result of the above items, consolidated net income in 2012 was 3,928 million euros (-27.3% year-on-year) and the basic earnings per share 0.87 euros (-25.9% year-on-year). In underlying terms, net income amounted to 6,465 million euros, a year-on-year decrease of 13.6%, while basic earnings per share was 1.44 euros (-11.9% year-on-year).

It is important to underline the significant improvement in the fourth quarter, in which net profit reached 2,051 million and 0.46 euros per share in underlying terms, showing strong sequential growth (+28.5% vs. the third quarter of 2012) and remaining virtually stable in year-on-year terms.

CapEx in 2012 reached 9,458 million euros, 7.5% less than in 2011. It is important to highlight that in 2012 this item included 586 million euros mainly relating to the cost of the spectrum in Brazil, Ireland, and Venezuela; while in 2011 it included spectrum investment in Spain, Brazil, Costa Rica, and Colombia, for a total of 1,296 million euros. In organic terms, CapEx rose 0.3% year-on-year. The Company continued to devote the bulk of its investments on growth and transformation projects (81% of total investment), fostering the expansion of high-speed broadband services, both fixed and mobile.

The CapEx to sales ratio (excluding spectrum) for 2012 stood at 14.2%, in line with 2011.

Consequently, operating cash flow (OIBDA-CapEx), excluding spectrum, stood at 12,360 million euros in 2012 (+9.6% year-on-year; -6.6% in underlying terms). In the fourth quarter, operating cash flow rose 3.3% year-on-year in underlying terms.

January –December 2012 Results - TELEFÓNICA

Definitions

Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2011 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. In OIBDA and OI terms, 2012 excludes the reduction in value made by the Telefónica Group on its investment in Telefónica Ireland (-527 million euros), the capital loss generated by the sale of China Unicom shares (-97 million euros), and the capital gains generated by the sale of the Atento Group (+61 million euros), Rumbo (+27 million euros) and the partial sale of Hispasat (+26 million euros). Excluded from OIBDA and OI in 2011 were the positive impact of the partial sale of Telefónica’s economic exposure to Portugal Telecom (+184 million euros), and the provision for the redundancy program in Spain (-2,671 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, the Real Estate Efficiency Programme at T. España, and the real estate commitments in relation to the new Telefónica headquarters in Barcelona.

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition and excluding the impact from changes in the perimeter of consolidation. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. 2012 figures exclude the reduction in the value of the Telecom Italia investment and the recovery of all the operating synergies considered at the time of this investment (-1,355 million euros; -949 million euros net of taxes), and also PPAs (-1,073 million euros; -689 million euros net of taxes and minority interests), the reduction in value made by the Telefónica Group on its investment in Telefónica Ireland (-527 million euros; -513 million euros net of taxes), the effect of Venezuelan Bolivar devaluation (-438 million euros; -417 million euros net of taxes), the capital loss on the sale of China Unicom shares (-97 million euros; -45 million euros net of taxes), the capital gain on the sale of Atento Group (+61 million euros; +33 million euros net of taxes), the capital gain on the sale of Rumbo (+27 million euros; +24 million euros net of taxes) and the capital gain on the partial sale of Hispasat (+26 million euros; +19 million euros net of taxes). In 2011, results exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), the reversal of deferred tax liabilities at Vivo (+1,288 million euros; +952 million euros net of taxes and minority interests), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-662 million euros; -481 million euros net of taxes), the positive impact arising from the partial reduction of Telefónica’s economic exposure to Portugal Telecom (+184 million euros), the difference in market value of the BBVA stake (-80 million euros; -56 million euros net of taxes), tax asset reassessment (-30 million euros) and also PPAs (-1,228 million euros before taxes; -790 million euros net of taxes and minority interests).

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

Financial Data

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December			October - December
	2012	2011	% Chg	2012	2011	% Chg
Revenues	62,356	62,837	(0.8)	15,837	16,165	(2.0)
Internal exp capitalized in fixed assets	822	739	11.3	241	208	16.1
Operating expenses	(42,343)	(44,501)	(4.9)	(10,679)	(11,026)	(3.1)
Supplies	(18,074)	(18,256)	(1.0)	(4,671)	(4,858)	(3.9)
Personnel expenses	(8,569)	(11,080)	(22.7)	(2,062)	(2,164)	(4.7)
Subcontracts	(13,487)	(13,019)	3.6	(3,374)	(3,435)	(1.8)
Bad Debt Provisions	(777)	(818)	(5.1)	(193)	(223)	(13.4)
Taxes	(1,436)	(1,328)	8.1	(379)	(345)	9.7
Other net operating income (expense)	177	317	(44.0)	116	83	39.3
Gain (loss) on sale of fixed assets	782	823	(5.0)	493	530	(6.9)
Impairment of goodwill and other assets	(564)	(5)	n.m.	(559)	0	c.s.
Operating income before D&A (OIBDA)	21,231	20,210	5.1	5,449	5,960	(8.6)
OIBDA margin	34.0%	32.2%	1.9 p.p.	34.4%	36.9%	(2.5 p.p. )
Depreciation and amortization	(10,433)	(10,146)	2.8	(2,661)	(2,592)	2.7
Operating income (OI)	10,798	10,064	7.3	2,789	3,368	(17.2)
Profit from associated companies	(1,275)	(635)	100.7	(789)	(130)	n.m.
Net financial income (expense)	(3,659)	(2,941)	24.4	(1,240)	(895)	38.5
Income before taxes	5,864	6,488	(9.6)	760	2,343	(67.6)
Income taxes	(1,461)	(301)	n.m.	(103)	781	(113.2)
Income from continuing operations	4,403	6,187	(28.8)	657	3,124	(79.0)
Non-controlling interests	(475)	(784)	(39.5)	(184)	(454)	(59.5)
Net income	3,928	5,403	(27.3)	473	2,670	(82.3)
Weighted average number of ordinary shares outstanding during the period (millions)	4,496	4,584	(1.9)	4,469	4,561	(2.0)
Basic earnings per share (euros)	0.87	1.18	(25.9)	0.11	0.59	(81.9)

Notes:

-	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.
-	In accordance with IAS 33, “Earnings per Share”, the weighted average number of ordinary shares outstanding during the period have been restated for 2011 and 2012 to reflect the bonus share issue due to the scrip dividend. As a consequence basic earnings per share have also been restated.
-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	2012 reported figures include the results of Atento until November 30th.

TELEFÓNICA

GUIDANCE 2012

Unaudited figures (Euros in millions)

	2012
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Guidance 2012	2011 Base
Revenues (%Chg YoY)	0.5%	1.0%	0.6%	0.7%	≥ 0%	62,837
OIBDA Margin (Chg YoY)	(2.7 p.p. )	(2.5 p.p. )	(1.6 p.p. )	(1.3 p.p. )	Lower margin decline than in 2011	(2.1 p.p.	)
CapEx (ex spectrum) / Sales	11.0%	11.8%	12.2%	14.2%	Similar Capex / Sales as in 2011	14.2%
Net financial debt / OIBDA	2.55x	2.65x	2.56x	2.36x	Net financial debt / OIBDA < 2.35	2.46x

-	2012 guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US$ 1.32; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation.

At the OIBDA level, excludes write-offs, capital gains/losses from companies disposals and significant exceptionals. CapEx excludes spectrum licenses.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	January - December			%
	Jan-Dec 2012 Reported	Jan-Dec 2012 Underlying	Jan-Dec 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	62,356	62,356	62,766	(0.7)	(0.8)
OIBDA	21,231	21,741	22,682	(4.1)	5.1
OIBDA margin	34.0%	34.9%	36.1%	(1.3 p.p. )	1.9 p.p.
Operating Income (OI)	10,798	12,270	13,660	(10.2)	7.3
Net income	3,928	6,465	7,485	(13.6)	(27.3)
Basic earnings per share (euros)	0.87	1.44	1.63	(11.9)	(25.9)
OpCF (OIBDA-CapEx) ex-spectrum	12,360	12,870	13,775	(6.6)	9.6

Exceptional items	2012	2011
Reported Revenues	62,356	62,837
Rumbo		(3)
Atento		(68)

Underlying Revenues	62,356	62,766

Reported OIBDA	21,231	20,210
PT capital gain		(184)
Workforce restructuring plan in Spain		2,671
China Unicom capital loss	97
Hispasat capital gain	(26)
Rumbo	(27)	(1)
Atento	(61)	(15)
T. Ireland impairment	527

Underlying OIBDA	21,741	22,682

Reported Net Income	3,928	5,403
PT capital gain		(184)
Telco write-down	949	481
Difference in market value of BBVA stake		56
PPAs	689	790
Workforce restructuring plan in Spain		1,870
China Unicom capital loss	45
Hispasat capital gain	(19)
Rumbo	(24)	(0)
Atento	(33)	(9)
T. Ireland impairment	513
Deferred tax liability on VIVO acquisition		(952)
Tax asset reassessment		30
Venezuelan devaluation effect	417

Underlying Net Income	6,465	7,485

-	Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition and excluding the impact from changes in the perimeter of consolidation. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. 2012 figures exclude the reduction in the value of the Telecom Italia investment and the recovery of all the operating synergies considered at the time of this investment (-1,355 million euros; -949 million euros net of taxes), and also PPAs (-1,073 million euros; -689 million euros net of taxes and minority interests), the reduction in value made by the Telefónica Group on its investment in Telefónica Ireland (-527 million euros; -513 million euros net of taxes), the effect of Venezuelan Bolivar devaluation (-438 million euros; -417 million euros net of taxes), the capital loss on the sale of China Unicom shares (-97 million euros; -45 million euros net of taxes), the capital gain on the sale of Atento Group (+61 million euros; +33 million euros net of taxes), the capital gain on the sale of Rumbo (+27 million euros; +24 million euros net of taxes) and the capital gain on the partial sale of Hispasat (+26 million euros; +19 million euros net of taxes). In 2011, results exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), the reversal of deferred tax liabilities at Vivo (+1,288 million euros; +952 million euros net of taxes and minority interests), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-662 million euros; -481 million euros net of taxes), the positive impact arising from the partial reduction of Telefónica’s economic exposure to Portugal Telecom (+184 million euros), the difference in market value of the BBVA stake (-80 million euros; -56 million euros net of taxes), tax asset reassessment (-30 million euros) and also PPAs (-1,228 million euros before taxes; -790 million euros net of taxes and minority interests).

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	October - December			%
	Oct-Dec 2012 Reported	Oct-Dec 2012 Underlying	Oct-Dec 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	15,837	15,837	16,094	(1.6)	(2.0)
OIBDA	5,449	5,862	5,943	(1.4)	(8.6)
OIBDA margin	34.4%	37.0%	36.9%	0.1 p.p.	-2.5 p.p.
Operating Income (OI)	2,789	3,435	3,631	(5.4)	(17.2)
Net income	473	2,051	2,143	(4.3)	(82.3)
Basic earnings per share (euros)	0.11	0.46	0.47	(2.3)	(81.7)
OpCF (OIBDA-CapEx) ex-spectrum	2,238	2,651	2,567	3.3	(12.6)

Exceptional items	2012	2011
Reported Revenues	15,837	16,165
Rumbo		(3)
Atento		(68)

Underlying Revenues	15,837	16,094

Reported OIBDA	5,449	5,960
PT capital gain		(1)
Hispasat capital gain	(26)
Rumbo	(27)	(1)
Atento	(61)	(15)
T. Ireland impairment	527

Underlying OIBDA	5,862	5,943

Reported Net Income	473	2,670
PT capital gain		(1)
Telco write-down	570	127
Difference in market value of BBVA stake	(21)	56
PPAs	176	221
Hispasat capital gain	(19)
Rumbo	(24)	(0)
Atento	(33)	(9)
T. Ireland impairment	513
Deferred tax liability on VIVO acquisition		(952)
Tax asset reassessment		30
Venezuelan devaluation effect	417

Underlying Net Income	2,051	2,143

-	Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition and excluding the impact from changes in the perimeter of consolidation. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. In the fourth quarter of 2012 also excludes the reduction in the value of the Telecom Italia investment and the recovery of all the operating synergies considered at the time of this investment (-814 million euros; -570 million euros net of taxes), the difference in market value of the BBVA stake (+30 million euros; +21 net of taxes), PPAs (-274 million euros; -176 million euros net of taxes and minority interests), the impairment recognized by Telefónica Group on the value of Telefónica Irlanda (-527 million euros; -513 million euros net of taxes), the capital gain derived from the sale of Atento Group (+61 million euros; +33 million euros net of taxes), the capital gain derived from the sale of Rumbo (+27 million euros; +24 million euros net of taxes), the capital gain derived from the sale of Hispasat (+26 million euros; +19 million euros net of taxes) and the effect of the Venezuelan Bolivar devaluation (-438 million euros; -417 million euros net of taxes). In the fourth quarter of 2011 excludes the reversal of deferred tax liabilities at Vivo (+1,288 million euros; +952 million euros net of taxes and minorities), the value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-157 million euros; -127 million euros net of taxes), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+1 million euros), the difference in market value of the BBVA stake (-80 million euros; -56 million euros net of taxes), the value adjustment of tax assets (-30 million euros) and also PPAs (-300 million euros before taxes; -221 million euros net of taxes and minority interests).

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2012	December 2011	% Chg
Non-current assets	104,177	108,800	(4.2)
Intangible assets	22,078	24,064	(8.3)
Goodwill	27,963	29,107	(3.9)
Property, plant and equipment and Investment properties	35,022	35,469	(1.3)
Non-current financial assets and investments in associates	11,807	13,743	(14.1)
Deferred tax assets	7,308	6,417	13.9
Current assets	25,596	20,823	22.9
Inventories	1,188	1,164	2.1
Trade and other receivables	10,711	11,331	(5.5)
Current tax receivable	1,828	1,567	16.7
Current financial assets	1,872	2,625	(28.7)
Cash and cash equivalents	9,847	4,135	138.1
Non-current assets classified as held for sale	150	1	n.m.
Total Assets = Total Equity and Liabilities	129,773	129,623	0.1
Equity	27,661	27,383	1.0
Equity attributable to equity holders of the parent	20,461	21,636	(5.4)
Non-controlling interests	7,200	5,747	25.3
Non-current liabilities	70,601	69,662	1.3
Non-current financial debt	56,608	55,659	1.7
Deferred tax liabilities	4,788	4,739	1.0
Non-current provisions	7,064	7,172	(1.5)
Other non-current liabilities	2,141	2,092	2.3
Current liabilities	31,511	32,579	(3.3)
Current financial debt	10,245	10,652	(3.8)
Trade and other payables	9,407	9,406	0.0
Current tax payables	2,522	2,568	(1.8)
Current provisions and other liabilities	9,333	9,953	(6.2)
Financial Data
Net Financial debt (1)	51,259	56,304	(9.0)

(1)	Figures in million euros. Net financial debt in December 2012 includes: Non current interest-bearing debt + Other non-current payables (1,639) + Current interest-bearing debt + Other current payables (145)—non-current financial assets and investments in associates (5,605)—trade and other receivables (54)—current financial assets (1,872)—cash and cash equivalents.
Note:	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2012	2011	% Chg
I	Cash flow from operations	20,105	21,466	(6.3)
II	Net interest payment (1)	(2,867)	(2,011)
III	Payment for income tax	(2,024)	(1,959)
A=I+II+III	Net cash provided by operating activities	15,214	17,496	(13.0)
B	Payment for investment in fixed and intangible assets (2)	(8,578)	(8,304)
C=A+B	Net free cash flow after CapEx	6,636	9,192	(27.8)
D	Net Cash received from sale of Real Estate	36	30
E	Net payment for financial investment (3)	2,412	(3,590)
F	Net payment for operations with minority shareholders and treasury stock (4)	(4,046)	(7,966)
G=C+D+E+F	Free cash flow after dividends	5,037	(2,334)	c.s.
H	Effects of exchange rate changes on net financial debt	662	(37)
I	Effects on net financial debt of changes in consolid. and others	(669)	(1,587)
J	Net financial debt at beginning of period	56,304	55,593
K=J-G+H+I	Net financial debt at end of period	51,259	56,304	(9.0)

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2012 it includes 632 million euros for the spectrum payments: 396 in Spain, 126 in Ireland, 42 in Brazil, 23 in Colombia, 7 in Mexico, 4 in Nicaragua and 34 in Venezuela. In 2011 it includes 891 million euros for the spectrum payments: 441 in Spain, 349 in Brazil, 3 in Colombia, 26 in Mexico, 3 in Nicaragua and 69 in Costa Rica.
(3)	Includes charges amounting to 1,429 million euros from the IPO of the German subsidiary.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.
-	Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2012	2011	% Chg
OIBDA	21,231	20,210	5.1
- CapEx accrued during the period	(9,458)	(10,224)
- Payments related to cancellation of commitments	(800)	(807)
- Net interest payment	(2,867)	(2,011)
- Payment for tax	(2,024)	(1,959)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets (1)	(218)	1,848
-Investment In working capital and other deferred income and expenses	772	2,134
= Net Free Cash Flow after CapEx	6,636	9,192	(27.8)
+ Net Cash received from sale of Real Estate	36	30
- Net payment for financial investment	2,412	(3,590)
- Net payment for operations with minority shareholders and treasury stock	(4,046)	(7,966)
= Free Cash Flow after dividends	5,037	(2,334)	c.s.

Unaudited figures (Euros in millions)

	January - December
	2012	2011	% Chg
Net Free Cash Flow after CapEx	6,636	9,192	(27.8)
+ Payments related to cancellation of commitments	800	807
- Operations with minority shareholders	(485)	(728)
= Free Cash Flow	6,951	9,270	(25.0)
Weighted average number of ordinary shares outstanding during the period (millions)	4,496	4,584
= Free Cash Flow per share (euros)	1.55	2.02	(23.5)

(1)	Includes in 2011, 2,671 million euros from the workforce provision related to the Redundancy Program approved in Spain.
Notes:

-	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	CapEx includes 586 millon euros from the spectrum acquired in 2012: 5 millon euros in Nicaragua, 34 millon euros in Venezuela, 127 millon euros in Ireland and 420 millon euros in Brazil. In 2011 it includes 1,296 millon euros from the spectrum acquired: 842 millon euros in Spain, 349 millon euros in Brazil, 68 millon euros in Costa Rica and 37 millon euros in Colombia.

January –December 2012 Results - TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		December 2012
	Long-term debt (1)	58,247
	Short term debt including current maturities (2)	10,390
	Cash and cash equivalents	(9,847)
	Short and Long-term financial investments (3)	(7,531)
A	Net Financial Debt	51,259
	Gross commitments related to workforce reduction (4)	4,321
	Value of associated Long-term assets (5)	(928)
	Taxes receivable (6)	(1,357)
B	Net commitments related to workforce reduction	2,035
A + B	Total Debt + Commitments	53,295
	Net Financial Debt / OIBDA (7)	2.36x
	Total Net Debt + Commitments / OIBDA (8)	2.54x

(1)	Includes “Non current interest-bearing debt” and 1,639 million euros of “Other non-current payables”.
(2)	Includes “Current interest-bearing debt” and 145 million euros of “Other current payables”.
(3)	Includes 1,872 million euros of “Current financial assets”, 5,605 million euros of “Non-current financial assets and investments in associates” and 54 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA.
(8)	Calculated based on the last 12 months OIBDA excluding results on the sale of fixed assets.
-	Note: 2012 reported figures include the hyperinflationary adjustments in Venezuela.

January –December 2012 Results - TELEFÓNICA

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2012
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	80%	10%	5%	3%	2%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
JCR[2]	A-	—	Negative	01/23/2013
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Dec 2012	Jan - Dec 2011	December 2012	December 2011
USA (US Dollar/Euro)	1.285	1.391	1.319	1.294
United Kingdom (Sterling/Euro)	0.811	0.868	0.816	0.835
Argentina (Argentinean Peso/Euro)	5.838	5.743	6.489	5.569
Brazil (Brazilian Real/Euro)	2.502	2.325	2.696	2.427
Czech Republic (Czech Crown/Euro)	25.142	24.591	25.140	25.800
Chile (Chilean Peso/Euro)	624.590	672.246	633.260	671.795
Colombia (Colombian Peso/Euro)	2,308.536	2,568.667	2,333.004	2,513.662
Costa Rica (Colon/Euro)	652.742	710.732	678.426	670.691
Guatemala (Quetzal/Euro)	10.062	10.831	10.426	10.106
Mexico (Mexican Peso/Euro)	16.898	17.252	17.107	18.047
Nicaragua (Cordoba/Euro)	30.255	31.185	31.831	29.726
Peru (Peruvian Nuevo Sol/Euro)	3.387	3.828	3.362	3.489
Uruguay (Uruguayan Peso/Euro)	26.054	26.835	25.595	25.746
Venezuela (Bolivar Fuerte/Euro) (3)	5.673	5.564	5.673	5.564

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 12/31/12 and 12/31/11.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January –December 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica1

In 2012, Telefónica Latinoamérica registered a solid performance, reinforcing its growth profile with a gradual improvement in efficiency levels driven by the strategic focus on maximising customer value.

Telefónica managed a total of 212 million accesses in the region at the end of December 2012, 6% higher year-on-year. It should be highlighted that this growth reflects the strong commercial activity in the mobile business, mainly due to the mobile broadband growth, the positive trend of the fixed broadband and pay TV businesses, and the consolidation during the second half of the year of the stronger performance from traditional fixed accesses, which posted positive net additions for the second consecutive quarter.

Main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 116% (+7 percentage points year-on-year).

•	Mobile accesses reached 176.6 million with a year-on-year increase of 6%, despite the disconnection of inactive prepay mobile customers in Brazil (1.6 million accesses in the second quarter) and the application of more restrictive criteria for both gross additions and disconnections in several countries in the region.

•	Contract accesses doubled the growth rate of mobile accesses and increased 12% year-on-year, enabling Telefónica to maintain its regional leadership in this segment, with 39.5 million accesses. Contract accesses now account for 22% of total mobile accesses, and the performance of this segment (+1 percentage point year-on-year) reflects the strategic focus on capturing value customers.

•	Similarly, mobile broadband accesses posted a strong growth (+68% year-on-year), and stood at 27.3 million accesses by the end of the year, reaching a penetration of 15% of the mobile accesses base, thanks to the strong growth in smartphones, which represent 13% of accesses and almost double the accesses base as of December 2011, with net additions during the year of 10.7 million customers.

•	Net additions reached 11.9 million in 2012 (excluding the disconnections mentioned previously) and 1.4 million accesses in the quarter, of which 1.2 million are in the contract segment. This trend reflects the significant year-on-year growth of gross additions in 2012 (+10% year-on-year), mainly in high-value customers, and a churn increase, which stood at 3.2% for the full year (+0.4 percentage points year-on-year), affected by the application of a more restrictive criteria for prepay disconnections mentioned above.

•	Traffic grew by 16% year-on-year in 2012 and by 18% in the quarter in homogeneous terms (excluding the tariff change from minutes to seconds applied from the first quarter of 2012 in Mexico), reflecting the higher level of activity of the customer base.

•	ARPU decreased slightly (-0.2% year-on-year) despite the negative impact derived from the reduction of mobile termination rates. Thus, outgoing ARPU increased by 3.1% year-on-year (+4.4% in the quarter), reflecting the Company focus on maximizing customer value.

Highlights in the fixed business include the following:

•	The Company’s accesses reached 35.3 million at the end of 2012, with a year-on-year growth of 2%.

•	Accesses in traditional business totalled 24.2 million with a year-on-year increase of 1%, after consolidating during the quarter the positive trend in net additions (280 thousand accesses vs. 14 thousand in the third quarter and 193 thousand in the full-year). This growth is mainly due to the launch of convergent services and the increased penetration of the service using Fixed Wireless technology, and it includes the reclassification in the fourth quarter of 2012 of 157 thousand Fixed Wireless accesses previously recognised as contract mobile accesses in Argentina.

[1]

Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2011, and excludes hyperinflation accounting in Venezuela. In 2011, it excludes from OIBDA the positive impact of the partial sale of our stake in Portugal Telecom (+35 million euros). CapEx excludes investments in spectrum

January –December 2012 Results - TELEFÓNICA

•	Broadband accesses amounted to 8.4 million, up 7% year-on-year, with net additions of 586 thousand in the year (76 thousand during the quarter).

•	Pay TV accesses reached 2.4 million, growing by 7% year-on-year, and with net additions of 169 thousand accesses in the year, with an improvement in the quarter (73 thousand in the fourth quarter; 34 thousand in the third quarter; 25 thousand in the second quarter).

•	The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses signed up for some form of bundled offer (+2 percentage points year-on-year), while 88% of broadband accesses are also under 2P/3P offers.

Telefónica Latinoamérica’s revenues amounted to 30,520 million euros in 2012, with a 5.5% year-on-year growth in reported terms (+4.2% in the quarter), and 6.7% in organic terms, with a solid acceleration in the quarter to 7.5%. Excluding the negative impact of regulation, organic revenues rose 8.3% year-on-year in 2012, with the growth rate accelerating in the last quarter (+9.1% year-on-year).

This trend was driven by the good performance of mobile service revenues (+11.4% in the year; +10.2% in the quarter in organic terms), despite the negative impact from regulation (-2.0 percentage points in the year-on-year growth, both for the full year and for the fourth quarter), and the better trend in the quarter registered in the fixed business (-2.5% year-on-year in organic terms in the fourth quarter; -3.7% in the third quarter).

Mobile broadband business remained a key growth driver, as reflected in mobile data revenue, with a year-on-year increase of 24.1% (+21.5% in the quarter), now accounting for 29% of mobile service revenues (+3 percentage points year-on-year). Connectivity revenues increase bolstered the growth in non-SMS data revenues, which rose 32.9% in the year and 34.2% in the fourth quarter, now accounting for 57% of data revenues (+4 percentage points year-on-year).

Operating expenses amounted to 20,305 million euros in 2012, up 6.5% year-on-year (+7.8% in organic terms), following a slowdown in the fourth quarter (+5.5% in organic terms).

•	Supply costs reached 7,670 million euros for the full year, posting a year-on-year increase of 2.8% (+3.4% in organic terms; +4.4% in the quarter), mainly due to the increased number of gross additions with a higher contribution of smartphone sales and costs associated with the providers of digital, data, and content services. On the other hand, it is also worth highlighting the increased cost of leasing sites for the rolling-out and sale of towers.

•	Subcontract expenses amounted to 8,259 million euros, increasing by 6.8% year-on-year (+8.7% in organic terms). Nevertheless, slower growth in the fourth quarter was consolidated (+2.3% year-on-year in organic terms), as a result of ongoing cost efficiency measures implemented during the year and also the commercial activity, which was more comparable in year-on-year terms in the second half of the year.

•	Personnel expenses stood at 2,908 million euros and increased by 13.5% year-on-year (+14.2% in organic terms), after growing 14.8% in the quarter, mainly due to the negative impact that inflation had on higher costs in certain countries of the region, and despite the restructuring efforts carried out along the year.

OIBDA reached 11,103 million euros in 2012, with a year-on-year increase of 2.0% and 3.4% in organic terms), with an acceleration in the year-on-year growth in the fourth quarter to 4.7% in organic terms (+1.6% reported). Thus, OIBDA margin registered a significant sequential improvement and stood at 36.4% for the year (40.3% in the fourth quarter), with a year-on-year decrease of 1.3 percentage points in the year and 1.0 percentage points in the quarter.

It should be highlighted that in these periods both OIBDA and OIBDA margin include the sale of non-strategic towers: 583 million euros in 2012 versus 541 million euros in 2011 (338 million euros in the fourth quarter of 2012 versus 467 million euros in the fourth quarter of 2011).

In addition, OIBDA in 2012 was negatively affected by a number of factors that impacted various countries in the first half of 2012 (integration costs, rebranding and provision reversal in Brazil, service interruption in Argentina, retroactive impact of new labour laws in Venezuela, etc.), reducing OIBDA by 42 million euros. Moreover, from the fourth quarter of 2012 OIBDA is affected by the change in the accounting treatment of handset revenues and costs following the contractual change in the commercial model used for marketing contract mobile handsets, with a negative impact in the quarter of 22 million euros.

January –December 2012 Results - TELEFÓNICA

CapEx in 2012 rose 3.7% year-on-year (+4.5% in organic terms), reaching 5,455 million euros, mainly devoted to the continued improvement of the network in order to provide innovative and benchmark services in the region in terms of quality. Investment during the year includes spectrum in several countries in the region for a total amount of 459 million euros: in Brazil (420 million euros in the fourth quarter), Venezuela (34 million euros in the third quarter), Chile (0.4 million euros also in the third quarter) and Nicaragua (5 million euros in the first quarter). Spectrum investments in 2011 totalled 454 million euros coming from spectrum acquired in Colombia (37 million euros in in the fourth quarter), Brazil (349 million euros in the second quarter) and Costa Rica (68 million euros in the second quarter).

Thus, operating cash flow (OIBDA-CapEx) stood at 5,648 million euros in 2012, up 2.6% in organic terms (+0.3% reported).

BRAZIL (year-on-year changes in organic terms)

Telefónica Brasil ended 2012 as market leader, increasing its contribution in high value segments and products and maintaining its solid position in both coverage and network quality and brand image.

Especially noteworthy over the year was the launch of new commercial propositions both in the mobile segment, with ongoing repositioning of plans aimed at increasing penetration of data services and voice traffic, and in the fixed business with the launch of convergent services and the deployment outside Sao Paulo of Fixed Wireless technology, which is now available in the country’s largest metropolitan areas. In television, the fourth-quarter highlights were the launch in October of the new platform for IPTV service and the introduction of the OTT “Vivo Play” service in December. In fixed broadband, a new landmark in the market was also established with the launch of the 200 Mb service via the fibre optic network.

Furthermore, during 2012 the Company has successfully expanded its leadership in terms of customer satisfaction in the mobile business and significantly improving its position in the fixed business, which was reinforced following the rebranding in April 2012.

The Company managed 91.4 million accesses at the end of December, a solid year-on-year increase of 5% despite the disconnection of 1.6 million inactive prepay accesses in the second quarter and the application of more restrictive criteria for the reporting of prepay customers.

Mobile business performance highlights:

•	Penetration in Brazil stood at 133% (+8 percentage points year-on-year).

•	Market share stood at 29.1% (-0.5 percentage points year-on-year) and at 36.9% in the contract segment, up 0.3 percentage points year-on-year and stable compared with the previous quarter thanks to the strategic focus on higher value segments.

•	Mobile accesses stood at 76.1 million (+6% year-on-year), mainly driven by the contract segment (+17% year-on-year), which accounts for 25% of mobile accesses (+2 percentage points year-on-year). Particularly noteworthy was the strong growth of mobile broadband accesses (+67% year-on-year), which accounted for 16% of mobile accesses (+6 percentage points year-on-year) on the back of the strong growth in smartphones with data plans attached, which doubled year-on-year and account for 12% of mobile accesses.

•	Net additions totalled 6.2 million accesses in 2012 (excluding the disconnection of 1.6 million inactive prepay accesses in the second quarter), after posting a net loss of 0.7 million accesses in the fourth quarter associated with low value customers and as a result of the application of more restrictive criteria for the reporting of prepay customers. Net contract additions stood at 0.8 million in the quarter (2.7 million in the year), with the Company’s share of net additions in the market at 37.4% in the quarter. Also noteworthy is the strong performance of gross additions (+8.2% year-on-year), which partially offset by the abovementioned disconnections was resulting in a higher churn rate (3.5% in 2012). Contract churn positive trend stood out and continued to improve quarter-on-quarter and stood at 1.4% in the last quarter of 2012 (1.5% in the year).

•	Traffic maintained a positive trend, and grew by 27% in 2012 (+28% in the quarter), reflecting the strong take-up of tariff plans launched over the year. Top-ups also posted a good performance, growing 20% year-on-year in 2012.

January –December 2012 Results - TELEFÓNICA

•	ARPU maintained year-on-year growth trend of recent quarters (+7.4% compared with the previous quarter), driven by the strong performance of both data and voice. Year-on-year ARPU trend improved in the fourth quarter (-3.7%) with ARPU down 6.4% in 2012. Outgoing ARPU posted positive year-on-year growth in the quarter for the first time in 2012 (+0.3%) thanks to the improvement in the prepay and contract segment, reducing the year-on-year decline to 2.5% in 2012.

Regarding commercial activity at the fixed business as of December 2012, the main highlights were:

•	Traditional accesses stood at 10.6 million (-3% year-on-year), stabilizing its pace of decline thanks to the launch of convergent services and the rollout of Fixed Wireless technology outside the Sao Paulo area.

•	Retail Broadband accesses totalled 3.7 million (+3% year-on-year), with 100 thousand net additions over the year (-20 thousand accesses in the quarter) in a backdrop of higher competitive intensity. Fixed broadband accesses accounted for 35% of the Company’s fixed traditional accesses, a year-on-year increase of 2 percentage points.

Ultra-broadband accesses through fibre continued to grow, reaching 112 thousand accesses at the end of 2012, twice the number registered in 2011, while penetration increased steadily over the more than 1 million homes passed.

•	Pay TV accesses stood at 601 thousand (-14% year-on-year), impacted by the MMDS technology accesses loss associated with the future return of the licence. As a result of the Company’s strategic focus on the commercial repositioning of this service, in October the new IPTV service via a new platform for high-speed fibre technology was launched while the OTT “ Vivo Play” service with multi-device access was launched on 20 December.

Revenues in 2012 amounted to 13,618 million euros (+2.3% year-on-year), with growth accelerating in the quarter (+2.9%). The mobile business continued to post strong growth in the fourth quarter, while the trend in fixed business revenues continued to improve vs. previous quarters.

It is important to note that 2012 revenues are affected by mobile termination rate cuts (VUM; -13.7%) from 24 February and by the reduction in the retail fixed-mobile tariff (VC; -10.4%). Excluding these effects, revenues would have grown by 4.2% year-on-year in 2012, with growth accelerating to 4.7% year-on-year in the quarter.

Mobile revenues in 2012 stood at 8,573 million euros, up 9.4% year-on-year in 2012 and in the quarter.

•	Mobile service revenues increased by 9.7% in the year and by 5.9% in the quarter despite the excellent performance of service revenues in the fourth quarter of 2011, reflecting the successful launch of the “Vivo Sempre” plan in the second half of the year and of the new contract plan portfolio in the last quarter of the year 2011. Excluding the impact of the reduction in mobile termination rates, mobile service revenues would have grown by 12.1% year-on-year (+8.1% in the quarter) thanks to the strong performance of voice and data revenues.

Data revenues advanced 19.7% year-on-year in 2012 and accounted for 26% of service revenues (+2 percentage points year-on-year). Non-SMS data revenues accounted for 62% of the total data revenues thanks to the strong performance of the mobile broadband business.

•	Revenues from handset sales rose by 3.6% in the year as a result of the robust growth in the quarter (+112.8%) thanks to the Company’s focus on high value customers, the increased weight of smartphone sales and the different commercial model for small and medium enterprises.

Fixed revenues stood at 5,045 million euros in 2012 (-7.8% year-on-year) and continued to improve sequentially (-7.5% in the fourth quarter; -8.5% in the third quarter; -11.0% in the second quarter). Year-on-year performance was affected by the decline in the fixed-mobile retail tariff, which deducted 1.3 percentage points (-1.4 percentage points in the quarter) to year-on-year growth. Breakdown by component:

•	Voice and access revenues (-11.2% in 2012; -10.5% in the quarter) reflected the abovementioned cut in fixed-mobile retail tariffs (-9.2% in 2012 and -8.4% in the quarter excluding this effect) and the mobile business substitution effect.

•	Broadband and new services revenues remained virtually stable in 2012 (-0.6% year-on-year), affected by the intense competition in the fixed broadband and Pay TV businesses and the stabilisation of data and IT revenues, though their performance improved year-on-year in the quarter (-1.0% compared with -2.0% in the third quarter and -8.8% in the second quarter).

January –December 2012 Results - TELEFÓNICA

Operating expenses increased 2.7% year-on-year, with continued growth deceleration in the quarter (3.2% year-on-year in September) mainly due to mobile termination rate cuts and the steady decline in personnel expenses associated with the headcount restructuring programme carried out in the first quarter of 2012. On the other hand, other cost year-on-year growth also slowed down despite continued high commercial activity associated with value customers. In 2012 expenses reflect the impact of rebranding and the costs associated with the integration of businesses, including the abovementioned workforce restructuring expenses in the first quarter of the year and the reversal of a provision in the second quarter, with a net positive impact of 11 million euros in the year.

Moreover, OIBDA in 2012 included 445 million euros from the sale of non-strategic towers (269 million euros in the fourth quarter) compared with 186 million euros in 2011 (163 million euros in the fourth quarter). Also worth noting is the net negative impact of mobile termination rate cuts and the reduction of fixed-mobile retail tariffs on OIBDA, which had a -1.4 percentage point impact on year-on-year growth.

Thus, OIBDA in 2012 stood at 5,161 million euros, a year-on-year increase of 5.5%, with strong growth posted in the last quarter (+15.4% year-on-year). The OIBDA margin posted an impressive improvement in the final quarter (44.2%) and stood at 37.9% in the full year (+1.1 percentage points year-on-year).

CapEx amounted to 2,444 million euros (+2.9% year-on-year excluding the investment in spectrum). Note that investment in the quarter includes 420 million euros associated with the acquisition of spectrum licences following the 4G spectrum award process and the provision of rural coverage in certain areas of the country carried out in the second quarter of 2012. Investment over the year was mainly driven by the mobile network expansion aimed at securing strong data and access growth and increasing the weight of higher speed accesses in the fixed broadband service.

Operating cash flow (OIBDA-CapEx) in 2012 amounted to 2,717 million euros, up 7.3% year-on-year, excluding the investment in spectrum, on the back of the Company’s better operational performance.

ARGENTINA (year-on-year changes in local currency)

Telefónica Argentina maintained its market leadership in 2012, with a portfolio of benchmark services via integrated bundled fixed and mobile broadband offers and value added services, with a segmented approach enabling it to meet customers’ different needs.

In the last quarter, it is worth highlighting the launch of a daily data proposition, the aim of which is to popularise the use of mobile broadband through a segmented approach for the younger market, which has shown high demand since its launch.

In addition, it is important to highlight that the Company’s economic results in 2012 were negatively impacted by the compensation to customers associated with the software fault in the equipment which manages signaling in Movistar’s national network, which affected the service during some hours on April, 2. Moreover, the severe weather conditions that affected the western area of Buenos Aires on April, 4 had also a further negative impact on results. On the other side, part of this impact was offset by the compensation received from insurers during the last quarter.

The Company managed 24.1 million accesses at the close of 2012, up 5% year-on-year.

Operating highlights at the mobile business in 2012 were:

•	The estimated penetration rate in the market stood at 145% (+7 percentage points year-on-year).

•	The Company’s mobile accesses stood at 17.6 million (+5% year-on-year), after posting net additions of 308 thousand accesses in the fourth quarter and 837 thousand in the full year, a 36% increase on 2011, thereby consolidating the improvement seen in activity levels over the last few quarters. Furthermore, this quarter includes the reclassification of 157 thousand contract mobile accesses as Fixed Wireless accesses, to be considered as traditional fixed-line accesses as of this quarter.

•	Churn in 2012 stood at 2.7%, slightly up on the previous year (2.6% in 2011), mainly driven by the disconnection of low-value accesses in the prepay segment. Contract churn continued its positive performance, and remained as a regional benchmark.

•	Traffic increased by 13% year-on-year in 2012, following a strong acceleration in the fourth quarter (+23% year-on-year) on the back of the increased customer base and the higher prepay usage.

January –December 2012 Results - TELEFÓNICA

•	ARPU posted a positive performance, increasing by 14.6% year-on-year in 2012 (+13.4% in the fourth quarter) due to the progressive uptake of data services and growth in voice traffic.

Regarding commercial activity at the fixed business the main highlights were:

•	Traditional fixed accesses stood at 4.8 million, a 3% rise on the previous year, thanks to the successful re-launching during the year of the strategy under Fixed Wireless technology business and also service bundling. Thus, 75.3% of accesses now include some type of service bundle.

•	Retail broadband accesses totalled 1.7 million, up 9% year-on-year, and with 33 thousand net additions in the fourth quarter (141 thousand accesses in the year).

Revenues reached 3,697 million euros in 2012, up 18.4% year-on-year, with growth accelerating in the last quarter (+19.7% year-on-year).

Mobile service revenues totalled 2,431 million euros, a year-on-year rise of 21.2% (+23.2% in the quarter).

•	Mobile service revenues posted a significant growth acceleration to 19.0% year-on-year (+19.7% in the quarter), reflecting the high level of usage. Data revenues were the main growth driver, advancing by 33.5% year-on-year in 2012 (+33.2% in the quarter) and already accounting for 44% of service revenues (+5 percentage points year-on-year).

•	The strong level of commercial activity during the final quarter led to an acceleration of the year-on-year growth in handset revenues (+47.4% in the year; +64.8% in the quarter).

Fixed revenues totalled 1,390 million euros in 2012, with growth accelerating to 14.2% year-on-year (+14.7% in the quarter.)

•	Voice and access revenues increased by 5.7% year-on-year in 2012 (+5.6% in the quarter), thanks to the positive result of the voice services bundling strategy and accesses stability.

•	Particularly noteworthy is the strong increase in broadband and new services revenues (+26.5% year-on-year; +26.7% in the quarter), which reflect the solid growth of internet and content revenues, and of data, IT and capacity rental revenues.

Operating expenses totalled 2,632 million euros and increased by 27.4% year-on-year (+26.8% year-on-year to September 2012). In 2012 expenses were affected by higher commercial costs due to the increased commercial activity and the costs related to the better customer care service. Operating expenses were also impacted by higher prices, which particularly impacted subcontract expenses and personnel expenses.

Full-year OIBDA amounted to 1,076 million euros, a year-on-year rise of 0.8%, following the significant improvement in the fourth quarter (+9.0% year-on-year). OIBDA margin for the full year stood at 28.5%, following the improvement in the last quarter (31.4% versus 25.9% in the third quarter).

CapEx reached 519 million euros for the full year, a year-on-year increase of 17.5%, reflecting the focus on strengthening the leadership in quality, especially in fixed and mobile broadband services.

Operating cash flow (OIBDA-CapEx) amounted to 557 million euros for 2012, a 10.9% decrease over 2011.

CHILE (year-on-year changes in local currency)

Telefónica continues to lead the Chilean telecommunications market, strengthening its competitive advantage based on a differentiated integrated services offer in a highly competitive environment. Commercial activity in 2012 was affected by the nationwide introduction in January of mobile number portability and its gradual implementation in the fixed business, reaching nationwide scope in the third quarter.

Also noteworthy throughout 2012 was the development of mobile broadband and fixed ultra-broadband offer, through VDSL and fibre optic technology, as well as the ongoing improvement of the Company’s offering through service bundling. The new IPTV platform for TV service was launched in the fourth quarter.

Thus, Telefónica managed a total of 13.1 million accesses in Chile at the end of 2012, with a year-on-year increase of 4%.

The main highlights of the operating performance in the mobile business include:

January –December 2012 Results - TELEFÓNICA

•	Estimated penetration of the Chilean mobile market stood at 149% (+8 percentage points year-on-year).

•	The Company’s mobile accesses stood at 10 million at the end of the year, up 5% year-on-year, after registering net additions of 290 thousand accesses in the quarter (+492 thousand accesses in the full year).

•	Mobile broadband accesses reached 1.5 million (+38% year-on-year) and accounted for 15% of total accesses (+4 percentage points year-on-year), driven mainly by strong growth of smartphones, which doubled accesses as of 2011.

•	Churn stood at 2.3% in the year (2.0% in 2011) as a result of the introduction of number portability in the market.

•	Traffic increased by 7% year-on-year (+9% year-on-year in the quarter) mainly driven by the higher usage in prepay segment.

•	ARPU decreased by 3.9% year-on-year (-6.3% in the quarter), impacted by higher competitive intensity.

Regarding commercial activity in fixed business, highlights were:

•	Traditional accesses stood at 1.7 million (-6% versus 2011), highlighting the strong churn contention which stood at the lowest level in the last seven quarters and allowed the improvement in net accesses loss (-20 thousand accesses; -90 thousand at the end of September) despite the gradual introduction of fixed number portability.

•	Retail broadband accesses totalled 932 thousand (+6% year-on-year), after posting net additions of 54 thousand accesses compared with 57 thousand in 2011.

•	Pay TV accesses stood at 424 thousand, growing by 8% year-on-year, with net additions of 16 thousand accesses in the fourth quarter (+17 thousand at the end of September 2012) after reducing churn in the last quarter of the year.

Revenues totalled 2,569 million euros in 2012, a year-on-year increase of 3.3% (+3.9% in the quarter).

Mobile revenues stood at 1,559 million euros with a year-on-year growth of 3.6% (+3.9% in the quarter).

•	Mobile service revenues increased by 3.5% year-on-year in 2012 (+2.7% in the quarter), underpinned by access growth and the contribution of data revenues (+3.0% in the year; +2.8% in the quarter), despite being negatively affected in the year by the impact of regulatory change in the treatment of Premium SMS. Non-SMS revenues accounted for 74% of data revenues (+1 percentage point year-on-year) due to the higher penetration of mobile broadband services.

•	Revenues from handset sales were affected in the quarter by a contractual change which requires total contract handset sales to be recorded on the profit and losses account and not as CapEx (an impact of 10 million euros on revenues). Handset sales in the full year increased by 4.6% (+13.9% in the quarter).

Revenues from the fixed business reached 1,113 million euros in 2012 (-0.3% year-on-year; +0.1% in the quarter).

•	Broadband and new services revenues accounted for 52% of fixed business revenues (+5 percentage points year-on-year) and grew by 10.9% year-on-year (+8.5% in the quarter), reflecting the growth coming from internet, TV and content revenues along with the increase from data, IT and capacity rental revenues.

•	Voice and access revenues decreased by 9.9% year-on-year (-7.8% in the quarter) due to the net accesses loss amid a more mature market environment.

Operating expenses grew by 8.7% in 2012 (+10.0% year-on-year in the first nine months), affected in the fourth quarter by supply cost associated with all mobile devices gross adds new accounted as operating expense (increasing operating expenses by 32 million euros) and higher commercial activity in the mobile business, resulting in higher supply, content and interconnection expenses. These impacts are partly offset by the efficiency measures implemented over the year, which are reflected in all cost areas.

Thus, OIBDA totalled 1,033 million euros in 2012 (-7.3% year-on-year; -10.0% in the quarter), with an OIBDA margin at 40.2% in the full year and at 39.7% in the fourth quarter (-4.6 percentage points and -6.1 percentage points year-on-year respectively).

January –December 2012 Results - TELEFÓNICA

It is important to note that the year-on-year OIBDA comparison was affected by the sale of non-strategic towers both in 2012 (32 million euros; 31 million euros in the fourth quarter) and in 2011 (50 million euros in the year and 39 million euros in the fourth quarter). Also, from the fourth quarter of 2012 OIBDA was negatively affected by a contractual change affecting the treatment of contract additions with an impact of 22 million euros in both the fourth quarter and the full year.

CapEx stood at 606 million euros in 2012, with a year-on-year increase of 6.5%, mainly related to the development and improvement of the quality of fixed and mobile broadband services and reduced by 32 million euros as a result of the contractual change on contract handset sales abovementioned.

Operating cash flow (OIBDA-CapEx) amounted to 427 million euros in 2012, a 21.7% decrease on 2011.

PERÚ (year-on-year changes in local currency)

In 2012, Telefónica reinforced its leadership in the Peruvian market, leveraged on the advantages of its integrated services offer.

During the year, the Company’s commercial offer focused on bundled offers in fixed business and on mobile broadband, with continued improvement of data plans to boost smartphone adoption.

At the end of December, Telefónica Peru managed 20.3 million accesses, with a year-on-year increase of 8%.

Highlights of the operating performance of the mobile business include:

•	The estimated penetration rate in the mobile market stood at 85% (+9 percentage points year-on-year).

•	The Company’s mobile accesses totalled 15.2 million, with a year-on-year growth of 9%, which continued to be driven by the positive performance of the contract segment, which increased 25% and now accounts for 24% of total accesses (+3 percentage points year-on-year).

•	Net additions amounted to 1.2 million accesses in 2012 and 399 thousand accesses in the fourth quarter, despite the application from the third quarter, of more restrictive accounting criteria on prepay customers. It should also be noted the positive trend of net additions in the contract segment, which stood at 224 thousand accesses in the quarter and 723 thousand in 2012.

•	Mobile broadband accesses continued to show strong year-on-year growth, tripling the figure registered in December 2011, reaching a penetration of 8% of the total base (+5 percentage points year-on-year in 2012).

•	Churn in 2012 and in the fourth quarter stood at 3.6%, unchanged from the first nine months of 2012 and the third quarter of the year.

•	Traffic grew 23% year-on-year in 2012 (+17% in the quarter) and continued to be driven by the good performance in outgoing traffic (+24% year-on-year in 2012, +18% year-on-year in the quarter).

•	ARPU decreased 1.7% year-on-year over the twelve months of the year (-0.1% in the fourth quarter), affected mainly by the change in the fixed-mobile tariff and the interconnection tariff reduction applied in October 2011. Thus, outgoing ARPU registered solid growth and rose 2.8% in the year (+4.4% in the quarter).

Regarding commercial activity in the fixed business, it is worth highlighting the growth across all the services as a result of the integrated offer:

•	Traditional accesses at the end of December 2012 stood at 2.9 million, up 1% year-on-year, and with net additions of 35 thousand accesses in the year.

•	Retail broadband accesses totalled 1.3 million, up 18% year-on-year, after registering 198 thousand net additions in the year (+30 thousand accesses in the fourth quarter).

•	Pay TV accesses stood at 902 thousand at the end of December, a year-on-year increase of 13% and net additions of 103 thousand in the year (+17 thousand accesses in the fourth quarter).

Revenues in 2012 amounted to 2,400 million euros, a year-on-year increase of 4.6% (+3.2% in the quarter), despite adverse regulatory impacts which affected fixed-mobile calls (due to the change of call ownership and also to a decrease in the regulated retail rate) and the mobile interconnection rate cuts in October 2011 and 2012. Excluding these impacts, revenues would have increased strongly by 8.1% year-on-year in 2012 (+7.1% in the fourth quarter).

January –December 2012 Results - TELEFÓNICA

Mobile revenues reached 1,314 million euros in the year, a year-on-year growth of 6.9% (+4.1% in the quarter):

•	Mobile service revenues posted a good performance, increasing by 8.6% year-on-year in the year (+5.3% in the quarter), despite the negative impact of the regulatory changes mentioned above. Excluding these effects, growth would have been 13.3% year-on-year in 2012 (+10.3% in the fourth quarter).

Mobile data revenues continued delivering a solid performance, with year-on-year growth of 44.8% (+59.3% in the quarter), already accounting for 18% of service revenues (+4 percentage points year-on-year), with strong growth in non-SMS data revenues (+51.5% year-on-year; +72.5% in the quarter), representing 67% of mobile data revenues (+3 percentage points year-on-year).

Revenues from fixed business stood at 1,226 million euros in 2012, a 1.5% increase year-on-year, with a significant acceleration for the second quarter in a row (+2.9% year-on-year):

•	Broadband and new services revenues remained the growth engine, with a year-on-year increase of 12.9% in the year (+12.7% in the fourth quarter), and represent 60% of fixed revenues, thanks to the solid performances of revenues from Internet, TV, content and business services.

•	Voice and access revenues fell 12.3% year-on-year in 2012 (-10% in the quarter), affected by the regulatory changes (-6.7% year-on-year in the year and -3.1% in the fourth quarter, excluding these factors).

Operating expenses registered a better trend than in previous quarters, with an increase of 4.7% in the year to 1,559 million euros (+8.7% year-on-year in January-September 2012) due mainly to higher commercial costs driven by the increased commercial activity relating to higher-value customers, as well as higher taxes related to the canon for the usage of radioelectric spectrum, and higher personnel expenses related to the participation of employees. It should be noted the decrease of interconnection costs due to mobile termination rate cuts and the change on fixed-mobile call ownership.

OIBDA stood at 909 million in 2012 and grew 7.1% year-on-year (+23.3% year-on-year in the fourth quarter), leaving OIBDA margin at 37.9% for the year (+0.9 percentage year-on-year) and at 41.6% in the quarter (+6.6 percentage points year-on-year). It should be noted that 2012 included the sale of non-strategic towers for 23 million euros (3 million euros in the fourth quarter), while 2011 included 2 million euros in the fourth quarter.

CapEx amounted to 378 million euros, a year-on-year rise of 10.8%, with investment during the year focused on network deployment for broadband, both fixed and mobile, and new services.

As a result, operating cash flow (OIBDA-CapEx) in the year amounted to 531 million euros, a year-on-year growth of 4.6%.

COLOMBIA (year-on-year changes in local currency)

The year 2012 has meant a significant milestone in the development of Telefónica’s operations in Colombia after Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. completed their merger at the end of June, bolstering the Company’s position in the country’s telecommunications market.

Thus, after having brought all its services together in the second quarter of the year under the Movistar brand, Telefónica reinforced the integrated marketing of products by bundling fixed and mobile services over the last two quarters of the year and continuing to focus on high-value customers.

Telefónica in Colombia managed 14.1 million accesses at the end of 2012, up 3% year-on-year.

The main highlights of the operating performance of the mobile business include:

•	The estimated mobile penetration rate in the market stood at 116% (+6 percentage points year-on-year).

•	The Company’s mobile accesses stood at 11.7 million, up 3% year-on-year, led by the positive performance of the contract segment (+10% year-on-year).

•	Net additions in the year totalled 313 thousand accesses, with a net loss in the quarter of 301 thousand accesses associated with the disconnection of low-value prepay customers offsetting the positive performance of gross additions (+20% year-on-year in 2012; +4% in the fourth quarter). Also noteworthy is the positive performance of the contract segment, with net additions of 264 thousand customers in the year (69 thousand in the quarter).

January –December 2012 Results - TELEFÓNICA

•	Churn stood at 3.8% in 2012, up 1.0 percentage points year-on-year, as a result of the abovementioned disconnection of low-value customers.

•	Traffic managed in the quarter rose 3% year-on-year, improving the trend compared to previous quarters (-1% year-on-year in the year).

•	ARPU decreased by 9.7% year-on-year in 2012 (-5.0% year-on-year in the fourth quarter), impacted by mobile termination rate cuts.

Regarding commercial activity in the fixed business the main highlights were as follows:

•	Traditional fixed accesses stood at 1.4 million (-4% year-on-year), with a net loss of 60 thousand accesses in 2012 (11 thousand in the quarter), though there was a notable improvement in the churn of the year (-0.4 percentage points year-on-year).

•	Retail broadband accesses reached 705 thousand, with year-on-year growth accelerating for the third quarter in a row to 15% after registering 27 thousand net additions in the last quarter (93 thousand in the year). The churn rate improved by 0.8 percentage points year-on-year in 2012.

•	Pay TV accesses totalled 285 thousand, up 12% year-on-year, with net additions of 13 thousand accesses in the quarter (30 thousand in the year), as a consequence of the Company’s focus on repositioning its offer as a differential aspect of its bundling strategy. Churn also showed a strong reduction of 0.4 percentage points in the year.

Revenues in 2012 totalled 1,765 million euros, up 1.6% year-on-year (-0.4% in the quarter).

Mobile revenues in 2012 stood at 1,069 million euros, up 6.1% year-on-year (+3.7% in the quarter):

•	Mobile service revenues (+6.3% year-on-year; +3.9% in the quarter) were affected by a lower ARPU and the reduction in mobile termination rates. Excluding this impact, mobile service revenues would have grown by 8.6% year-on-year in 2012 (+7.5% in the quarter).

•	Data revenues posted year-on-year growth of 15.2% in 2012 (+4.5% year-on-year in the quarter) despite the change in the marketing strategy for Premium SMS, and already account for 24% of service revenues (+2 percentage points year-on-year). Non-SMS revenues accounted for 89% of data revenues (+3 percentage points year-on-year).

Fixed revenues totalled 695 million euros (-4.7% year-on-year; -6.3% in the fourth quarter).

•	Broadband and new service revenues, which together accounted for 51% of total revenues, grew by 2.5% year-on-year in 2012, fuelled by the growth in internet and content revenues. In the fourth quarter revenues fell by 2.5% year-on-year, affected by the seasonality of corporate projects.

•	Voice and access revenues posted a year-on-year decrease of 10.9% as of December (-9.8% year-on-year in the fourth quarter), due to a lower number of accesses, the highly competitive environment and the reduction in termination rates.

Operating expenses totalled 1,206 million euros in 2012, a decrease of 2.2% year-on-year, continuing the cost reduction trend registered as of September 2012 thanks to the efficiency measures applied by the Company, which were mainly reflected in lower personnel and subcontract expenses. Supply costs also fell year-on-year due to the reduction in termination rates.

OIBDA stood at 607 million euros in 2012, up 1.0% year-on-year (-4.0% in the quarter) with an OIBDA margin of 34.4% (-0.2 percentage points year-on-year) and of 37.3% in the quarter (-1.4 percentage points). The year-on-year comparison was affected by the recognition of the sale of non-strategic towers in 2011 and 2012 (2 million euros in the third quarter of 2012; 25 million euros as of December 2011 and 9 million euros in the fourth quarter of last year).

CapEx fell by 22.0% year-on-year in 2012 and stood at 352 million euros at the end of 2012 (-14.1% excluding spectrum investment).

Thus, operating cash flow (OIBDA-CapEx) amounted to 256 million euros at the end of 2012, up 70.0% year-on-year, reflecting the Company’s higher efficiency following the integration of fixed and mobile businesses (+33.3% excluding spectrum investment).

January –December 2012 Results - TELEFÓNICA

MEXICO (year-on-year changes in local currency)

In a rapid-growth environment in the Mexican market, Telefónica has been pro-active, reinforcing its commercial position with products and services focused on innovation.

It should be highlighted in the fourth quarter the launch of the “Prepago Cero” campaign, which offers calls to any fixed or mobile operator in Mexico, the U.S., and Canada for 0.85 Pesos/minute; an offer that represents a new milestone in the tariff reduction strategy within the “all-destination” tariff plans which are currently being marketed following the sharp reduction in termination rates during the first half of 2011. It is also worth to note the launch of new data plans to develop the mobile broadband business. Another highlight was the launching of LTE during the fourth quarter with Movistar being the first operator in Mexico to offer this service. All this demonstrated the Company’s strategic focus on innovation and quality of service.

It should also be noted that in the second half of 2012 the agreement on national roaming with Iusacell came into effect, significantly reinforcing the coverage and capacity of the services that both companies provide.

Highlights of the business’s operating performance include:

•	The estimated mobile penetration in the market stood at 88% at the end of December 2012 (+5 percentage points year-on-year).

•	Telefónica’s total accesses in the country stood at 20.3 million (-1% year-on-year).

•	Mobile accesses totalled 19.2 million, down 3% year-on-year, following the change of criteria adopted in the third quarter of 2011 aimed at improving the quality and customer base value, which is reflected in the positive performance of ARPU. It should be noted that after registering a net loss of customers for the fifth quarter in a row, in the fourth quarter of 2012 there were positive net additions of 91 thousand accesses, 49 thousand of which were contract customers.

•	Mobile broadband accesses more than doubled those in 2011, fuelled by the strong growth of smartphones, which rose at the same pace, reaching a penetration of 10% over total mobile accesses (+6 percentage points year-on-year), thereby reflecting the rapid rollout of the 3G network and the Company’s commercial repositioning in the data business.

•	The churn rate stood at 3.1% in 2012 (+0.2 percentage points year-on-year), affected by the more restrictive criteria in the accounting of accesses.

•	ARPU continued the growth trend begun in the second quarter, and rose 3.4% year-on-year in 2012 (+3.2% in the fourth quarter). Outgoing ARPU rose 8.0% year-on-year in the year (+5.0% in the quarter).

Revenues in 2012 totalled 1,596 million euros, a 0.4% increase year-on-year for the full year (+3.5% year-on-year in the quarter). Also noteworthy is the improvement in mobile service revenues (+2.7% in the quarter; flat in 2012), which included the revenues relating to the agreement reached with Iusacell, above mentioned. Excluding the impact of the reduction on termination rates, service revenues rose 4.5% year-on-year in 2012 (+5.6% in the quarter).

Data revenues rose 15.0% year-on-year in 2012 and fell 0.5% in the final quarter, heavily affected by the 54% reduction in SMS termination rates introduced in September. Data revenues accounted for 33% of mobile service revenues (+4 percentage points year-on-year). Non-SMS data revenues grew by 61.8% year-on-year (+42.3% in the quarter) and already account for 39% of data revenues (+11 percentage points year-on-year).

Operating expenses improved their trend compared to previous quarters, posting a year-on-year decrease of 1.3% in the year (-5.0% in the quarter), due mainly to lower supplies derived from the reduction in termination rates.

OIBDA in 2012 reflected cost containment efforts and stood at 432 million euros (-26.1% year-on-year; -53.9% in the quarter), with OIBDA margin at 27.0% for the twelve months and 31.4% in the quarter, being remarkable the gradual improvement in margin throughout the year, thanks to increased commercial efficiency as well as the efficiencies generated by the agreement with Iusacell.

It should be noted that OIBDA and OIBDA margin year-on-year performance were affected by the sale of non-strategic towers both in 2012 (35 million euros in the quarter; 77 million euros in the year) and 2011 (217 million euros in the fourth quarter; and 240 million euros in the year).

January –December 2012 Results - TELEFÓNICA

CapEx amounted to 427 million euros in 2012 (-11.3% year-on-year) and was mainly devoted to investment in the distribution channel and points of sale along with the increase of capacity and coverage in 2G and 3G networks, and also the deployment of LTE mentioned above. As a result, operating cash flow (OIBDA-CapEx) amounted to 5 million euros in 2012.

VENEZUELA (year-on-year changes in organic terms)

In 2012 Telefónica continued to offer a benchmark portfolio of services, strengthening its leadership position via a strategy aimed at satisfying customer needs by maximising customer value, service quality, innovation and ongoing improvement in tariff plans. As a result, operating and financial performance improved throughout the twelve months. During the year the focus remained on commercial campaigns to promote the adoption of mobile broadband fostering smartphones’ penetration in the customer base.

Highlights of the operating performance of the business include:

•	Estimated penetration at the end of 2012 in the Venezuelan mobile market was 110% (+12 percentage points year-on-year).

•	Telefónica managed a total of 11.7 million accesses in Venezuela at the end of December, with a year-on-year increase of 12%.

•	Mobile accesses totalled 10.5 million, accelerating their year-on-year growth to 12% after registering net additions of 1.1 million accesses in 2012 (vs. -76 thousand in 2011), reflecting a strong acceleration in the fourth quarter, reaching net additions of 458 thousand accesses (+138% year-on-year).

•	Mobile broadband accesses posted significant year-on-year growth of 43% in 2012, driven by the strong increase in smartphones, which grew by 58% year-on-year and reached a penetration of 31% of total mobile accesses (+9 percentage points year-on-year).

•	Churn stood at 2.1% in 2012, down 0.7 percentage points year-on-year, and reached 2.0% in the quarter (-0.6 percentage points year-on-year). The contract churn rate stood at 0.8% at the end of 2012 (-0.2 percentage points year-on-year) and remained a market benchmark.

•	Traffic continued to show solid year-on-year growth, increasing by 13% in 2012 (+21% in the quarter).

•	ARPU increased by 17.4% year-on-year in 2012 (+15.3% in the quarter), mainly driven by growth in data.

Revenues in 2012 totalled 3,338 million euros, accelerating their year-on-year growth one more quarter to 28.1% (+31.1% in the quarter). This trend reflected the positive performance of mobile service revenues, which increased by 25.6% year-on-year (+29.0% in the quarter), boosted by the larger customer base and ARPU growth. Excluding the impact of lower mobile termination rates, service revenues grew by 26.9% year-on-year in 2012 (+31.5% in the quarter).

Data revenues posted significant growth of 37.4% year-on-year (+41.1% in the fourth quarter) to account for 39% of mobile service revenues (+3 percentage points year-on-year). Non-SMS data revenues advanced by 77.8% year-on-year and accounted for 53% of data revenues (+12 percentage points year-on-year).

Operating expenses increased by 26.5% year-on-year in 2012 (+28.9% in September 2012), mainly impacted by the increase in personnel expenses following the reform of the labour law and the higher commercial costs related to the increased commercial activity in the year. In addition, the widespread price increases resulted in higher personnel expenses and increased subcontracting costs.

OIBDA totalled 1,500 million euros in 2012, with year-on-year growth accelerating to 30.0% after increasing by 41.6% in the fourth quarter. The OIBDA margin stood at 44.9% in 2012 and at 46.3% in the fourth quarter (+1.2 percentage points and +3.4 percentage points year-on-year respectively), as a result of the continuous focus on increasing efficiency.

CapEx in 2012 amounted to 463 million euros, increasing by 21.3% year-on-year excluding spectrum investments, and was mainly devoted to increasing capacity and 3G coverage, the distribution channel, points of sale and call centres. As a result, operating cash flow (OIBDA-CapEx) was 1,037 million euros (+33.6% year-on-year excluding spectrum investments).

January –December 2012 Results - TELEFÓNICA

LATINOAMERICA

ACCESSES

    Unaudited figures (thousands)

	2011	2012
	December	March	June	September	December	% Chg
Final Clients Accesses	200,760.5	205,433.8	207,908.5	210,101.4	211,908.0	5.6
Fixed telephony accesses (1) (2)	23,960.7	23,905.3	23,860.0	23,873.7	24,153.3	0.8
Internet and data accesses	8,244.2	8,397.3	8,537.9	8,664.6	8,732.5	5.9
Narrowband	304.6	291.1	268.3	216.6	209.1	(31.4)
Broadband (3)	7,828.9	7,997.8	8,161.2	8,339.7	8,415.3	7.5
Other (4)	110.6	108.4	108.4	108.2	108.0	(2.3)
Mobile accesses	166,297.9	170,836.9	173,191.0	175,209.5	176,595.4	6.2
Prepay (5)	131,087.2	134,802.7	136,055.4	136,978.6	137,141.5	4.6
Contract (2)	35,210.7	36,034.2	37,135.6	38,230.9	39,453.9	12.1
Pay TV	2,257.7	2,294.3	2,319.6	2,353.6	2,426.8	7.5

Wholesale Accesses	50.9	49.3	44.0	47.6	47.0	(7.5)

Total Accesses T. Latam	200,811.3	205,483.1	207,952.5	210,149.0	211,955.1	5.5
Terra Accesses	641.7	691.5	660.6	673.6	604.7	(5.8)
Total Accesses in Latin America	201,453.0	206,174.6	208,613.1	210,822.6	212,559.8	5.5

TELEFÓNICA LATINOAMERICA

MOBILE ACCESSES

    Unaudited figures (thousands)

	2011	2012
	December	March	June	September	December	% Chg
Prepay percentage (%)	78.8%	78.9%	78.6%	78.2%	77.7%	(1.2 p.p.	)
Contract percentage (%)	21.2%	21.1%	21.4%	21.8%	22.3%	1.2 p.p.
MBB accesses (‘000)	16,283.3	18,554.3	21,472.4	23,657.1	27,275.8	67.5
MBB penetration (%)	10%	11%	12%	14%	15%	5.7 p.p.
Smartphone penetration (%)	7%	8%	10%	11%	13%	6.0 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CONSOLIDATED INCOME STATEMENT

    Unaudited figures (Euros in millions)

	January - December			October - December
	2012	2011	% Chg	2012	2011	% Chg
Revenues	30,520	28,941	5.5	7,942	7,624	4.2
Internal exp. capitalized in fixed assets	171	156	9.5	45	45	1.0
Operating expenses	(20,305)	(19,068)	6.5	(5,190)	(5,073)	2.3
Supplies	(7,670)	(7,459)	2.8	(2,020)	(1,982)	1.9
Personnel expenses	(2,908)	(2,563)	13.5	(766)	(668)	14.8
Subcontracts	(8,259)	(7,730)	6.8	(2,038)	(2,063)	(1.2)
Bad debt provision	(489)	(496)	(1.3)	(113)	(143)	(20.9)
Taxes	(978)	(821)	19.2	(252)	(218)	15.7
Other net operating income (expense)	139	257	(45.8)	82	71	15.0
Gain (loss) on sale of fixed assets	574	605	(5.1)	315	479	(34.2)
Impairment of goodwill and other assets	2	(1)	c.s.	2	2	34.2
Operating income before D&A (OIBDA)	11,103	10,890	2.0	3,197	3,148	1.6
OIBDA Margin	36.4%	37.6%	(1.3 p.p. )	40.3%	41.3%	(1.0 p.p. )
Depreciation and amortization	(5,088)	(4,770)	6.7	(1,318)	(1,215)	8.5
Operating income (OI)	6,015	6,120	(1.7)	1,879	1,933	(2.8)

Notes:

-	OIBDA and OI before management and brand fees.
-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

ACCESSES BY COUNTRY (I)

    Unaudited figures (Thousands)

	2011	2012
	December	March	June	September	December	% Chg
BRAZIL
Final Clients Accesses	87,172.1	90,333.7	91,136.9	92,144.8	91,345.4	4.8
Fixed telephony accesses (1)	10,977.4	10,880.9	10,767.4	10,710.9	10,642.7	(3.0)
Internet and data accesses	3,942.6	3,986.3	3,999.2	4,009.1	3,964.3	0.6
Narrowband	214.5	207.9	188.8	161.8	137.9	(35.7)
Broadband (2)	3,648.0	3,700.1	3,732.0	3,768.9	3,748.4	2.8
Other (3)	80.0	78.2	78.4	78.4	78.1	(2.5)
Mobile accesses	71,553.6	74,783.7	75,719.7	76,805.6	76,137.3	6.4
Prepay (4)	55,438.1	58,163.0	58,542.3	58,851.0	57,335.1	3.4
Contract	16,115.5	16,620.7	17,177.4	17,954.5	18,802.2	16.7
Pay TV	698.6	682.8	650.5	619.3	601.2	(13.9)

Wholesale Accesses	28.0	26.9	25.7	25.0	24.4	(13.0)

Total Accesses	87,200.1	90,360.6	91,162.6	92,169.8	91,369.8	4.8

ARGENTINA
Final Clients Accesses	23,008.4	22,786.3	23,009.8	23,574.5	24,121.9	4.8
Fixed telephony accesses (1)	4,611.0	4,597.0	4,582.7	4,573.7	4,762.4	3.3
Fixed wireless (5)	38.2	36.8	49.5	47.2	234.6	n.m.
Internet and data accesses	1,630.7	1,655.0	1,685.0	1,705.0	1,755.5	7.7
Narrowband	35.7	28.4	26.1	2.1	19.3	(46.0)
Broadband (2)	1,595.1	1,626.6	1,659.0	1,702.9	1,736.3	8.9
Mobile accesses	16,766.7	16,534.2	16,742.1	17,295.9	17,604.0	5.0
Prepay	10,581.3	10,274.0	10,325.0	10,677.2	11,000.0	4.0
Contract (5)	6,185.4	6,260.2	6,417.1	6,618.7	6,604.0	6.8

Wholesale Accesses	13.9	13.4	9.4	14.1	14.1	1.2

Total Accesses	23,022.3	22,799.7	23,019.2	23,588.6	24,136.0	4.8

CHILE
Final Clients Accesses	12,674.4	12,809.1	12,742.2	12,849.9	13,142.1	3.7
Fixed telephony accesses (1)	1,848.1	1,810.3	1,780.1	1,757.5	1,737.9	(6.0)
Internet and data accesses	887.4	894.9	913.8	934.3	940.1	5.9
Narrowband	5.8	5.7	5.5	5.6	5.5	(5.2)
Broadband (2)	878.1	886.0	905.4	926.0	932.0	6.1
Other (3)	3.5	3.2	2.9	2.7	2.5	(27.0)
Mobile accesses	9,548.1	9,703.3	9,640.3	9,750.0	10,040.1	5.2
Prepay	6,732.7	6,922.7	6,818.9	7,007.5	7,385.0	9.7
Contract	2,815.4	2,780.6	2,821.5	2,742.5	2,655.1	(5.7)
Pay TV	390.8	400.6	407.9	408.1	424.0	8.5

Wholesale Accesses	5.2	5.3	5.2	4.8	4.9	(5.9)

Total Accesses	12,679.6	12,814.4	12,747.4	12,854.7	13,147.0	3.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(5)	Includes the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2011	2012
	December	March	June	September	December	% Chg
PERU
Final Clients Accesses	18,766.1	19,332.8	19,694.1	19,870.2	20,299.5	8.2
Fixed telephony accesses (1)	2,848.4	2,877.2	2,908.6	2,899.0	2,883.4	1.2
Fixed wireless (2)	444.6	638.0	631.8	602.8	580.3	30.5
Internet and data accesses	1,120.4	1,182.5	1,245.0	1,287.8	1,317.6	17.6
Narrowband	9.4	9.7	8.6	8.3	8.2	(12.8)
Broadband (3)	1,090.6	1,152.2	1,215.6	1,258.6	1,288.3	18.1
Other (4)	20.4	20.5	20.7	20.8	21.0	3.1
Mobile accesses	13,998.3	14,445.2	14,684.1	14,798.4	15,196.9	8.6
Prepay	11,079.6	11,372.7	11,422.4	11,380.7	11,555.3	4.3
Contract	2,918.7	3,072.5	3,261.7	3,417.7	3,641.6	24.8
Pay TV	799.0	828.0	856.5	885.0	901.6	12.8

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	(8.0)

Total Accesses	18,766.6	19,333.3	19,694.5	19,870.6	20,299.9	8.2

COLOMBIA
Final Clients Accesses	13,746.9	14,287.7	14,719.5	14,394.9	14,122.8	2.7
Fixed telephony accesses (1)	1,480.6	1,463.3	1,450.5	1,431.0	1,420.4	(4.1)
Internet and data accesses	620.3	636.4	652.8	687.1	714.0	15.1
Narrowband	7.9	8.5	8.5	8.5	8.5	7.5
Broadband (3)	612.3	627.9	644.2	678.6	705.4	15.2
Mobile accesses	11,391.1	11,933.0	12,358.5	12,005.0	11,703.6	2.7
Prepay	8,626.8	9,076.4	9,440.0	9,045.2	8,675.2	0.6
Contract	2,764.2	2,856.6	2,918.6	2,959.8	3,028.4	9.6
Pay TV	255.0	255.0	257.7	271.8	284.8	11.7

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	13,750.2	14,291.0	14,722.8	14,398.2	14,126.1	2.7

MEXICO
Mobile accesses	19,742.4	19,210.8	19,158.4	19,076.5	19,168.0	(2.9)
Prepay	18,149.8	17,690.8	17,637.8	17,626.1	17,668.3	(2.7)
Contract	1,592.6	1,520.0	1,520.6	1,450.4	1,499.7	(5.8)
Fixed wireless	745.3	821.4	886.6	991.9	1,158.9	55.5
Total Accesses	20,487.7	20,032.2	20,045.0	20,068.4	20,326.9	(0.8)

VENEZUELA
Mobile accesses	9,438.7	9,695.0	9,826.4	10,091.0	10,549.0	11.8
Prepay	8,570.9	8,812.2	8,912.1	9,121.1	9,514.8	11.0
Contract	867.8	882.9	914.4	969.9	1,034.3	19.2
Fixed wireless	883.4	866.8	882.5	884.7	900.3	1.9
Pay TV	114.3	127.9	147.1	169.5	215.3	88.3
Total Accesses	10,436.4	10,689.8	10,856.1	11,145.2	11,664.6	11.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	From January 1st, 2012 it includes Public Use Telephony from the fixed wireless technology.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2011	2012
	December	March	June	September	December	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	530.1	547.5	561.5	579.5	600.4	13.3
Fixed Wireless	340.9	391.7	406.6	421.1	440.2	29.1
Internet and data accesses	3.0	3.3	3.0	3.0	3.0	0.2
Broadband (3)	1.8	1.8	1.7	1.6	1.6	(10.8)
Other (4)	1.2	1.5	1.3	1.4	1.4	15.7
Mobile accesses	7,562.5	8,085.3	8,542.7	8,871.1	9,380.2	24.0
Prepay	6,850.7	7,310.5	7,727.3	8,067.3	8,545.4	24.7
Contract	711.8	774.9	815.5	803.8	834.8	17.3
Total Accesses	8,095.6	8,636.1	9,107.3	9,453.5	9,983.7	23.3

ECUADOR
Mobile accesses	4,477.5	4,627.3	4,710.2	4,710.0	4,972.8	11.1
Prepay	3,756.5	3,887.6	3,954.1	3,936.3	4,169.5	11.0
Contract	721.0	739.7	756.1	773.8	803.3	11.4
Fixed Wireless	36.4	40.8	40.1	45.5	46.9	28.7
Total Accesses	4,513.9	4,668.2	4,750.4	4,755.5	5,019.6	11.2

URUGUAY
Mobile accesses	1,819.0	1,819.1	1,808.4	1,806.1	1,843.5	1.3
Prepay	1,300.8	1,292.9	1,275.5	1,266.3	1,292.9	(0.6)
Contract	518.2	526.1	532.8	539.8	550.6	6.2
Total Accesses	1,819.0	1,819.1	1,808.4	1,806.1	1,843.5	1.3

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011	2012
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	24,944	26,221	27,420	29,252	31,062	28.3
ARPU (EUR)	10.1	9.6	8.6	8.6	8.8	(3.7)

ARGENTINA
Traffic (Million minutes)	4,947	4,665	5,087	5,366	6,084	23.0
ARPU (EUR)	10.5	10.5	11.1	11.1	11.0	13.4

CHILE
Traffic (Million minutes)	3,173	3,188	3,207	3,194	3,475	9.5
ARPU (EUR)	11.6	12.0	11.7	12.4	12.1	(6.3)

PERU
Traffic (Million minutes)	4,771	4,988	5,110	5,459	5,592	17.2
ARPU (EUR)	6.3	6.5	6.4	7.0	6.9	(0.1)

COLOMBIA
Traffic (Million minutes)	4,439	4,351	4,295	4,447	4,563	2.8
ARPU (EUR) (2)	6.7	7.0	6.8	6.9	7.1	(5.0)

MEXICO
Traffic (Million minutes) (3)	5,754	4,454	4,505	4,292	4,494	(21.9)
ARPU (EUR)	5.1	5.5	5.5	5.7	5.8	3.2

VENEZUELA
Traffic (Million minutes)	3,816	3,766	3,885	4,153	4,604	20.7
ARPU (EUR) (4)	19.0	19.4	20.6	21.9	22.9	15.3

CENTRAL AMERICA (5)
Traffic (Million minutes)	2,676	2,754	2,738	2,743	2,893	8.1
ARPU (EUR)	5.9	5.9	5.7	5.7	5.7	(10.8)

ECUADOR
Traffic (Million minutes)	1,222	1,127	1,046	1,056	1,062	(13.1)
ARPU (EUR)	7.4	7.3	7.5	7.9	7.5	(2.3)

URUGUAY
Traffic (Million minutes)	825	827	820	858	897	8.8
ARPU (EUR)	10.5	10.6	10.2	10.6	11.9	9.2

Notes:

-	ARPU calculated as a monthly quarterly average.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

  Unaudited figures

	2011	2012
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	92,081	26,221	53,641	82,894	113,955	27.4
ARPU (EUR)	10.2	9.6	9.1	8.9	8.9	(6.4)

ARGENTINA
Traffic (Million minutes)	18,788	4,665	9,751	15,117	21,201	12.8
ARPU (EUR)	9.7	10.5	10.8	10.9	11.0	14.6

CHILE
Traffic (Million minutes)	12,218	3,188	6,395	9,589	13,064	6.9
ARPU (EUR)	11.6	12.0	11.8	12.0	12.0	(3.9)

PERU
Traffic (Million minutes)	17,145	4,988	10,098	15,557	21,149	23.4
ARPU (EUR)	6.0	6.5	6.4	6.6	6.7	(1.7)

COLOMBIA
Traffic (Million minutes)	17,887	4,351	8,646	13,093	17,656	(1.3)
ARPU (EUR) (2)	6.8	7.0	6.9	6.9	7.0	(9.7)

MEXICO
Traffic (Million minutes) (3)	23,474	4,454	8,960	13,252	17,746	(24.4)
ARPU (EUR)	5.3	5.5	5.5	5.6	5.6	3.4

VENEZUELA
Traffic (Million minutes)	14,529	3,766	7,651	11,804	16,408	12.9
ARPU (EUR) (4)	16.7	19.4	20.0	20.6	21.2	17.4

CENTRAL AMERICA (5)
Traffic (Million minutes)	9,860	2,754	5,492	8,234	11,127	12.9
ARPU (EUR)	5.8	5.9	5.8	5.8	5.8	(7.2)

ECUADOR
Traffic (Million minutes)	4,720	1,127	2,172	3,228	4,291	(9.1)
ARPU (EUR)	6.7	7.3	7.4	7.6	7.5	4.3

URUGUAY
Traffic (Million minutes)	3,114	827	1,647	2,505	3,403	9.3
ARPU (EUR)	10.0	10.6	10.4	10.5	10.8	4.8

Notes:

-	ARPU calculated as a monthly quarterly average for each period.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - December				October - December
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
BRAZIL (1) (2)
Revenues	13,618	14,326	(4.9)	2.3	3,366	3,601	(6.5)	2.9
Wireless Business (2)	8,573	8,437	1.6	9.4	2,203	2,215	(0.5)	9.4
Service revenues	8,167	8,014	1.9	9.7	2,062	2,145	(3.9)	5.9
Data revenues	2,130	1,916	11.2	19.7	554	533	4.1	14.7
Handset revenues	407	423	(3.8)	3.6	141	69	103.2	112.8
Wireline Business (2)	5,045	5,890	(14.4)	(7.8)	1,164	1,387	(16.1)	(7.5)
FBB and new services (3)	1,742	1,885	(7.6)	(0.6)	413	460	(10.2)	(1.0)
Voice & Access Revenues	3,254	3,946	(17.5)	(11.2)	740	912	(18.9)	(10.5)
Other	49	58	(15.9)	(9.4)	11	14	(23.8)	(15.4)
OIBDA	5,161	5,302	(2.7)	4.8	1,487	1,406	5.8	15.4
OIBDA margin	37.9%	37.0%	0.9 p.p.		44.2%	39.0%	5.1 p.p.
CapEx (1)	2,444	2,468	(1.0)	6.6	1,110	817	35.9	45.9
OpCF (OIBDA-CapEx) (1)	2,717	2,834	(4.1)	3.2	378	589	(35.9)	(25.9)

ARGENTINA
Revenues	3,697	3,174	16.5	18.4	966	869	11.1	19.7
Wireless Business	2,431	2,039	19.2	21.2	648	566	14.5	23.2
Service revenues	2,200	1,880	17.0	19.0	580	522	11.1	19.7
Data revenues	968	737	31.3	33.5	260	210	23.8	33.2
Handset revenues	231	159	45.0	47.4	69	44	54.3	64.8
Wireline Business	1,390	1,237	12.3	14.2	350	330	6.1	14.7
FBB and new services (3)	640	514	24.4	26.5	166	141	17.5	26.7
Voice & Access Revenues	706	679	3.9	5.7	172	177	(2.5)	5.6
Other	44	43	2.1	3.8	11	11	0.6	8.6
OIBDA	1,076	1,085	(0.8)	0.8	308	303	1.8	9.0
OIBDA margin (4)	28.5%	33.4%	(4.8 p.p. )		31.4%	34.0%	(2.6 p.p. )
CapEx	519	449	15.6	17.5	229	176	30.3	36.1
OpCF (OIBDA-CapEx)	557	636	(12.4)	(10.9)	79	127	(37.6)	(28.5)

CHILE
Revenues	2,569	2,310	11.2	3.3	683	592	15.3	3.9
Wireless Business	1,559	1,399	11.5	3.6	416	361	15.2	3.9
Service revenues	1,429	1,283	11.4	3.5	368	323	14.0	2.7
Data revenues	272	245	10.9	3.0	69	60	14.3	2.8
Handset revenues	130	116	12.6	4.6	48	39	25.1	13.9
Wireline Business	1,113	1,037	7.3	(0.3)	292	263	11.1	0.1
FBB and new services (3)	577	484	19.4	10.9	157	130	20.2	8.5
Voice & Access Revenues	507	522	(3.0)	(9.9)	129	126	2.6	(7.8)
Other	29	31	(7.5)	(14.1)	7	7	(5.2)	(15.0)
OIBDA	1,033	1,035	(0.2)	(7.3)	271	271	(0.1)	(10.0)
OIBDA margin	40.2%	44.8%	(4.6 p.p. )		39.7%	45.8%	(6.1 p.p. )
CapEx	606	529	14.6	6.5	205	201	2.3	(6.7)
OpCF (OIBDA-CapEx)	427	507	(15.7)	(21.7)	66	70	(6.9)	(18.8)

Notes:

-	OIBDA is presented before management and brand fees.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.
(1)	2011 results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 349 million euros from the acquisition of spectrum in the second quarter of 2011 and 420 million euros from the acquisition of spectrum in the fourth quarter of 2012.
(2)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(4)	Margin over revenues includes fixed to mobile interconnection.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - December				October - December
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
PERU
Revenues	2,400	2,030	18.2	4.6	619	550	12.6	3.2
Wireless Business (1)	1,314	1,088	20.8	6.9	340	300	13.7	4.1
Service revenues (1)	1,164	948	22.7	8.6	302	262	15.0	5.3
Data revenues	206	126	63.7	44.8	59	34	73.4	59.3
Handset revenues	151	139	8.0	(4.4)	39	37	4.3	(4.3)
Wireline Business	1,226	1,069	14.7	1.5	317	283	12.1	2.9
FBB and new services (3)	738	578	27.6	12.9	195	159	23.0	12.7
Voice & Access Revenues	463	467	(0.8)	(12.3)	116	118	(2.2)	(10.0)
Other	24	23	4.0	(8.0)	7	6	6.2	(2.4)
OIBDA	909	751	21.0	7.1	257	192	33.8	23.3
OIBDA margin	37.9%	37.0%	0.9 p.p.		41.6%	35.0%	6.6 p.p.
CapEx	378	302	25.2	10.8	146	131	11.4	0.2
OpCF (OIBDA-CapEx)	531	449	18.2	4.6	112	62	81.4	76.9

COLOMBIA
Revenues	1,765	1,561	13.0	1.6	441	401	10.0	(0.4)
Wireless Business (2)	1,069	906	18.1	6.1	270	236	14.5	3.7
Wireless service revenues	994	841	18.3	6.3	250	218	14.7	3.9
Wireless data revenues	242	189	28.2	15.2	62	53	15.3	4.5
Handset revenues	75	65	15.6	3.9	20	18	12.4	1.7
Wireline Business (2)	695	656	6.1	(4.7)	171	166	3.5	(6.3)
FBB and new services (3)	355	312	14.1	2.5	91	84	7.6	(2.5)
Voice & Access Revenues	338	341	(0.9)	(10.9)	80	80	(0.4)	(9.8)
Other	2	3	(39.5)	(45.6)	1	1	(29.4)	(36.3)
OIBDA	607	540	12.4	1.0	164	155	6.1	(4.0)
OIBDA margin	34.4%	34.6%	(0.2 p.p. )		37.3%	38.6%	(1.4 p.p. )
CapEx (4)	352	405	(13.2)	(22.0)	188	192	(1.7)	(11.5)
OpCF (OIBDA-CapEx) (4)	256	135	89.2	70.0	(24)	(37)	(34.7)	(44.1)

MEXICO (T. Móviles Mexico)
Revenues	1,596	1,557	2.5	0.4	421	373	13.0	3.5
Service revenues	1,416	1,387	2.1	(0.0)	366	326	12.3	2.7
Data revenues	469	399	17.4	15.0	111	102	8.1	(0.5)
Handset revenues	180	170	5.8	3.7	55	47	17.7	9.1
OIBDA	432	572	(24.6)	(26.1)	132	274	(51.7)	(53.9)
OIBDA margin	27.0%	36.7%	(9.7 p.p. )		31.4%	73.6%	n.m.
CapEx	427	471	(9.4)	(11.3)	268	270	(0.8)	(4.4)
OpCF (OIBDA-CapEx)	5	101	(95.2)	(95.3)	(135)	5	n.m.	n.m.

Notes:

-	OIBDA is presented before management and brand fees.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.
(1)	Includes earnings from fixed wireless.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(4)	CapEx includes 37 million euros from the spectrum acquired in the fourth quarter of 2011.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - December					October - December
	2012	2011	% Chg		% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	3,338	2,688	24.2		28.1	1,033	860	20.0	31.1
Service revenues	2,972	2,435	22.0		25.6	927	777	19.3	29.0
Data revenues (2)	1,051	780	34.7		37.4	286	241	18.6	41.1
Handset revenues	366	252	45.1		49.3	106	83	27.4	47.7
OIBDA	1,500	1,177	27.5		30.0	478	370	29.5	41.6
OIBDA margin	44.9%	43.8%	1.2 p.p.			46.3%	43.0%	3.4 p.p.
CapEx (3)	463	372	24.5		31.2	202	162	24.6	39.4
OpCF (OIBDA-CapEx) (3)	1,037	805	28.8		29.5	276	207	33.2	43.4

CENTRAL AMERICA (4)
Revenues	672	543	23.8		15.8	175	148	18.4	15.1
Service revenues	609	499	22.0		14.2	161	134	19.7	19.6
Data revenues	139	96	45.1		36.5	39	27	45.8	43.1
Handset revenues	62	43	44.1		34.2	15	14	6.0	3.0
OIBDA	140	165	(15.3)		(20.1)	52	64	(18.8)	(21.5)
OIBDA margin	20.9%	30.5%	(9.6 p.p.	)		29.4%	42.9%	n.m.
CapEx (5)	131	176	(25.5)		(30.6)	55	64	(14.7)	(19.0)
OpCF (OIBDA-CapEx) (5)	9	(10)	c.s.		c.s.	(3)	(1)	n.m.	n.m.

ECUADOR (T. Móviles Ecuador)
Revenues	491	408	20.3		11.1	127	115	10.5	6.0
Service revenues	443	364	21.7		12.4	115	102	12.4	7.8
Data revenues	135	100	35.0		24.7	35	28	25.6	20.5
Handset revenues	48	44	8.6		0.4	12	13	(4.6)	(8.5)
OIBDA	176	137	28.5		18.7	46	40	16.2	11.3
OIBDA margin	35.9%	33.6%	2.3 p.p.			36.3%	34.5%	1.8 p.p.
CapEx	85	58	45.8		34.7	40	36	13.2	5.7
OpCF (OIBDA-CapEx)	91	79	15.7		6.8	6	4	42.0	71.1

URUGUAY (T. Móviles Uruguay)
Revenues	254	228	11.2		7.9	69	59	16.9	11.7
Service revenues	243	219	10.8		7.6	67	57	16.1	11.0
Data revenues	89	79	13.2		9.9	25	21	19.6	14.3
Handset revenues	11	9	20.6		17.1	3	2	37.4	31.2
OIBDA	114	104	8.8		5.7	32	29	9.6	4.8
OIBDA margin	44.8%	45.7%	(1.0 p.p.	)		45.4%	48.4%	(3.0 p.p. )
CapEx	28	23	22.5		18.9	18	14	25.2	21.2
OpCF (OIBDA-CapEx)	86	82	5.0		2.0	13	14	(6.1)	(11.7)

Notes:

-	OIBDA is presented before management and brand fees.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2011, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	CapEx includes 34 million euros from the spectrum acquired in Venezuela in the third quarter of 2012.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(5)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012 and 68 million euros in Costa Rica in the second quarter of 2011.

January –December 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe1

Telefónica Europe’s operations gained the right commercial traction and increased efficiency in 2012, laying foundations for future growth. This performance reflects the success of the new commercial propositions and the transformation initiatives put in place throughout the year, focused on improving the allocation of resources, strategic costs and areas of investment. In addition, the retention focus has served to drive a solid churn performance and improve the quality of customer service.

In the fourth quarter it should be highlighted the commercial momentum improvement, particularly in Spain on the back of the ‘Movistar Fusión’ launch in October, with continued solid trading in the rest of the European operations, focused on smartphone adoption and data tariffs.

All these allowed Telefónica Europe’s performance to stabilise along 2012 amid a difficult trading environment, being worth mentioning that the fourth quarter showed improving trends in its financial results, as illustrated by the sequential improvement in the year-on-year change at OIBDA and margin level. This performance reflects the delivery of operating cost reductions in a number of areas despite continued revenue pressure, driven by usage optimisation amid a challenging economic backdrop, strong competition, mobile termination and roaming rates cuts and new roaming commercial propositions.

Telefónica Europe’s total customer base reached 103.2 million accesses at the end of 2012 (-2% year-on-year), impacted by the disconnection of 2.0 million mobile accesses in Spain in the first quarter of 2012.

In the mobile business it should be highlighted that:

•

The mobile customer base totalled 70.7 million (-2% year-on-year), with an increased weight of contract customers, which account for 60% of the base at the end of the year (+3 percentage points year-on-year). Total net additions in the quarter stood at 247 thousand accesses (2.2 times higher than the previous quarter) as a result of the improved performance of the contract segment. Net contract additions strongly accelerated in the quarter, increasing 58% sequentially to amount to 419 thousand accesses reflecting a sustained strong momentum despite a lower volume of handset upgrades (-22% year-on-year in the fourth quarter vs -12% in the third quarter).

•

Mobile broadband accesses maintained a very positive evolution to stand at 25.5 million, with a solid 16% year-on-year growth. In the fourth quarter it should be highlighted that mobile broadband net additions more than doubled compared to the previous quarter (2.6 times) driven by the successful “Movistar Fusion” offer in Spain. Smartphone adoption increased sharply to reach 35% at the end of December (+8 percentage points year-on-year; +3 percentage points quarter-on-quarter) with mobile broadband growing to account for 36% of the mobile base (+6 percentage points year-on-year). Smartphones represented a 80% share of total handset sales in both the fourth quarter and 2012.

Regarding fixed telephony business in 2012, the highlights were:

•	Retail fixed telephony accesses declined 2% year-on-year to 15.8 million as of December 2012.

•	Retail fixed broadband accesses stood at 9.6 million accesses at the end of the fourth quarter of 2012 (-1% year-on-year), with net additions turning positive in the quarter (66 thousand).

•	Pay TV accesses fell by 14% year-on-year to 0.9 million at the end of 2012.

Revenues reached 29,995 million euros in 2012 and decreased by 6.5% year-on-year (-7.8% in organic terms) after posting a 6.7% year-on-year decline in the fourth quarter (-8.1% organic).

Mobile data revenues increased 5.8% year-on-year in the year to December 2012 (+2.7% in organic terms) and 3.5% in the fourth quarter (+0.7% organic), affected by higher mobile broadband accesses and the higher weight of flat data tariffs, to represent 41% of mobile service revenues (+5 percentage points year-on-year). Data revenues continue to be driven by non-SMS data revenues, which grew 18.6% year-on-year in the year (+15.7% in organic terms) and 15.5% in the fourth quarter (+12.9% organic). As a result, non-SMS data revenues to December account for 58% of total data revenues (+6 percentage points year-on-year).

[1]

Organic growth: In financial terms it assumes constant average January–December 2011 exchange rates and excludes changes in the perimeter of consolidation, the revision in the value of T. Ireland in the fourth quarter of 2012 and the provision for the redundancy program in Spain in the third quarter of 2011. CapEx excludes investment in spectrum.

January –December 2012 Results - TELEFÓNICA

The continuous focus on increasing efficiencies led to lower operating expenses (19,777 million euros in 2012) decreasing 15.5% year-on-year (-6.7% in organic terms), showing a better performance in the fourth quarter (-10.9% year-on-year; -12.5% organic). It should be noted that the reported year-on-year change is affected by the booking of the provision for the workforce restructuring plan in Telefónica España (2,591 million euros) in the third quarter of 2011. Operating expenses breakdown as follows:

•

Supplies decreased 4.6% year-on-year in 2012 to 9,821 million euros (-6.9% in organic terms), mainly driven by lower interconnection costs, and, to a lesser extent, lower supplies, due to the new commercial strategy of subsidies in Spain. In the fourth quarter the decline accelerated (-9.2% year-on-year; -11.3% organic) owing to the lower volume of handset upgrades.

•

Personnel expenses amounted to 3,497 million euros in the year, a decline of 45.4% compared with 2011 (-16.2% in the fourth quarter), mainly due to the provision included in Spain mentioned above. In organic terms, personnel expenses decreased by 8.9% year-on-year in 2012 and a significant 16.4% in the quarter, mainly on the back of the incremental savings related to the restructuring plan in Spain and positively affected in the quarter by an impact (94 million euros) due to a change in the pension scheme in the UK.

•

Subcontract expenses totalled 5,844 million euros in the year (-2.6% reported; -4.1% in organic terms), reflecting the higher commercial efficiency delivered by the leaner business model. In the fourth quarter subcontract expenses declined 14.1% year-on-year in organic terms, primarily due to incremental commercial cost savings.

OIBDA in 2012 stood at 10,244 million euros affected in the fourth quarter of 2012 by a negative impact of 527 million euros mainly due to the revision in the value of goodwill of Telefónica Ireland and by the positive 94 million euros impact booked in personnel expenses above mentioned. It should be reminded that the provision for the workforce restructuring plan in Spain was recognised in the third quarter of 2011.

OIBDA year-on-year decline in organic terms has been reduced consistently quarter-on-quarter to 10.0% year-on-year in 2012, reflecting the incremental savings stemming from the set of initiatives to enhance efficiency put in place across operations. In the fourth quarter it should be noted that OIBDA posted a lower year-on-year decline (-0.8% year-on-year in organic terms) and OIBDA margin improved to 37.7% (+2.8 p.p. year-on-year organic).

As a consequence, OIBDA margin in 2012 stood at 35.9%, declining 0.9 percentage points year-on-year in organic terms.

CapEx amounted to 3,513 million euros in 2012, a decline of 22.2% year-on-year, affected by the acquisition of spectrum in Spain (842 million euros in 2011) and in Ireland (127 million euros in 2012). CapEx decreased by 9.0% compared with 2011 in organic terms as a result of the Company’s focus on areas which deliver the most value to customers and reflecting higher commercial and investment efficiency. This has allowed Telefónica Europe to devote higher resources to growth services such as 3G and 4G mobile networks as well as fibre networks.

Operating cash flow (OIBDA-CapEx) reached 6,731 million euros in the year (+41.2% reported; -10.4% in organic terms).

TELEFÓNICA ESPAÑA

Telefónica España’s results in 2012 reflect visible progresses from the transformation journey started in the second half of 2011, that has allowed the Company to improve its competitive position in the market and increased its business model efficiency, amid a challenging macroeconomic environment and increasingly intense competition.

This strategy has supposed the introduction of bold changes in the company’s commercial and operating model, starting with the improvement in the value proposal and service quality at the end of 2011, with the launch of the new tariffs portfolio, which reached a high penetration of the customer base at the end of this year. This process continued in March 2012 with the introduction of the new commercial model for handsets, focused on customer loyalty and the removal of acquisition subsidies. This translated into significant commercial cost savings along with those obtained from efficiency gains, including lower personnel expenses, among others. Last October, the Company moved another step forward in its transformation process with the launch of “Movistar Fusión”, the best convergent offer on the market, which is completely aligned with customer requirements and covers all the home’s communication needs in a simple offer at a highly competitive price including differential services such as fibre and TV content.

January –December 2012 Results - TELEFÓNICA

All these measures were already bearing fruits in 2012, increasing customer satisfaction and reducing claims and churn, a key factor behind the improvement in commercial activity.

As a result, OIBDA improved significantly its pace of decline in in the fourth quarter (-3.0% year-on-year) being worth to highlight the OIBDA margin enhancement of 5.5 percentage points compared to the fourth quarter 2011, to reach 47.2%. This growth is explained by the new commercial model, the simplification and reduction in the operating cost base and the optimisation of resources, with a clear focus on average margin per customer management.

It is also worth to highlight that despite the strong boost of fibre rollout, total investment in 2012 declined compared with 2011, thanks to enhanced efficiency resulting from quality increase and churn reduction, systems rationalisation and prioritization of new services development.

All these factors impacted positively on operating cash flow (-8.5% year-on-year in 2012, stripping out the impact of the provision for the restructuring plan and spectrum in 2011, vs -15.9% in 2011), which rose year-on-year in the fourth quarter (+7.7%), the first quarter to post year-on-year growth since the fourth quarter of 2008.

At the same time, Telefónica España’s fourth quarter of 2012 results reflect the commercial success of “Movistar Fusión”, which in just three months has reached 1.1 million customers, changing the competitive landscape of a market currently shaped by the promotion of convergent solutions, and highlighting its potential both to capture new customers and to encourage existing ones to adopt new services. As such, 30% of “Movistar Fusión” customers have brought new mobile or fixed broadband services. It should be noted the progressive improvement new customers acquisition and and upselling throughout the quarter.

The launch of “Movistar Fusión” reversed the trend in the Company’s commercial activity, fostering value services growth. As a result, Telefónica led the growth of the fixed broadband market in the quarter, recording the highest quarterly net additions in the last four years and doubling net additions of fibre customers compared with the previous quarter while at the same time improving smartphone adoption.

At the end of December 2012, Telefónica España managed a total of 43.1 million accesses (-8% year-on-year) affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of the year.

Operating highlights at the fixed business are as follows:

•

Retail fixed telephony accesses stood at 11.7 million, down 5% year-on-year, with a net loss of 48 thousand accesses in the fourth quarter. This is the smallest loss in the last five years, 75% lower compared to the same quarter last year and 73% lower than in the third quarter.

•

Retail fixed broadband accesses amounted to 5.7 million, growing 2% year-on-year. Growth resumed in the fourth quarter of 2012 following the launch of “Movistar Fusión”, with net additions of 130 thousand accesses, the highest since the second quarter of 2008. This means that just one quarter after the launch of “Movistar Fusión” the company has regained virtually all the broadband accesses lost since the start of 2011. Churn in the quarter stood at 1.9% (-0.3 percentage points year-on-year). At the end of 2012, 80% of residential customers were already either enjoying the new tariffs launched in September 2011 or had signed up for “Movistar Fusión”.

In addition, there was sharp acceleration in fibre net additions (66 thousand accesses) which more than doubled compared with the previous quarter (and increased by 78% compared with the fourth quarter of 2011), bringing the number of connected households to 312 thousand, which accounts for 14% of passed households (2.2 million homes, more than double the figure in December 2011). It is worth to highlight that these customers have higher ARPU and a lower churn compared with ADSL customers.

•

Pay TV accesses stood at 711 thousand at the end of December 2012 (-15% year-on-year). Performance in the quarter (-49 thousand accesses) was affected by the review of prices and the VAT increase applied to the service since September. Nonetheless, gross additions surpassed the third quarter figure and remained stable over the year. In December 2012, “Movistar Imagenio” strengthened and simplified its choices for lovers of film and TV series (“Ocio”, €12), sport (“Deportes”, € 20) and a more wide-ranging offering (“Familiar” €29.90), with the customer able to select any of these three options when signing up for “Movistar Fusión TV”.

January –December 2012 Results - TELEFÓNICA

•	Wholesale accesses amounted to 4.4 million (+9% year-on-year), fuelled by growth in unbundled loops (+15% year-on-year).

Highlights at the wireless business:

•

The Company’s mobile accesses stood at 20.5 million (-15% year-on-year), affected by the disconnections of inactive accesses in the first quarter, with the contract segment representing 75% of the total. The accesses performance in the fourth quarter (-429 thousand) was mainly due to a higher loss of prepay lines, in a declining market and amid increased competition with aggressive price offers and handset subsidies from some operators. Moreover, net additions continued to be affected by the ongoing migration of USB modems to integrated multidevice tariffs.

Nonetheless, in the fourth quarter net customer losses due to portability was reduced by 29% sequentially, in particular in the contract segment (-44%), thanks to the sharp growth in gross additions (1.8 times higher than in the previous quarter) fuelled by the success of “Movistar Fusión”, even though no handset subsidy is included.

Meanwhile, total gross additions grew 19% quarter-on-quarter while churn stood at 1.9% in 2012 (-0.6 percentage points year-on-year in comparable terms) and at 2.1% in the quarter, affected by the contraction of the market and the high intense competition. Contract churn stood at 1.6% in 2012 (-0.1 percentage points year-on-year) and at 1.8% in the fourth quarter, whilst 66% of contract mobile customers in the residential segment are now taking advantage of the new tariffs launched in the second half of 2011 or of “Movistar Fusión”.

•

Mobile broadband accesses grew by 9% year-on-year to 7.7 million. In the fourth quarter net additions strongly accelerated (532 thousand accesses compared with 25 thousand in the previous quarter), reflecting the strong growth in smartphones (707 thousand in the quarter, 178 thousand in the third quarter) boosted by “Movistar Fusión”. On the other hand, smartphone sales were 81% of total handset sales in the quarter and 80% in 2012, leaving penetration of the mobile access base at 39% (+13 percentage points year-on-year).

•	Traffic declined by 9% year-on-year (-10% in the quarter), reflecting lower customer usage in an environment of private consumption contraction.

•

ARPU in 2012 fell by 14.9% year-on-year in comparable terms, reflecting lower usage by customers, the lower prices in the new tariff portfolio and the mobile interconnection rates cuts (with a 14.5% reduction since April 16th and an additional cut of 7.6% since October 16th). ARPU fell by 15.4% year-on-year in the quarter, posting a smaller decline than in the third quarter (-16.1%), due to the anniversary of the launch of the new tariffs in the fourth quarter of 2011 and despite the decline in ARPU explained by the repositioning of customers in “Movistar Fusión”.

In comparable terms, voice ARPU in 2012 declined by 20.0% year-on-year (-19.5% in the quarter) and data ARPU fell by 0.4%, accounting for 31% of total ARPU, despite the growth in connectivity revenues which did not offset the lower SMS revenue. The worse performance of data ARPU in the fourth quarter (-5.3% year-on-year) is mainly driven by the migration of USB modems to multidevice tariffs and the ongoing decline of SMS revenues.

Revenues amounted to 14,985 million euros in 2012 (-13.2% year-on-year), primarily reflecting the performance of accesses and the lower ARPU across services in an adverse macroeconomic and competitive environment. In the fourth quarter the pace of year-on-year decline (-14.3%) eased compared with the third quarter (-15.3%) thanks to the improved mobile revenue performance.

Fixed line revenues (9,541 million euros in 2012) declined by 10.2% year-on-year and by 12.1% in the fourth quarter. Breakdown by component:

•

Access and voice revenues (4,628 million euros) fell 13.8% year-on-year (-15.5% in the quarter). Access revenues (1,939 million euros) declined by 9.3% year-on-year (-9.1% in the quarter), primarily driven by the loss of accesses. The fourth quarter of 2012 includes the booking of 31 million euros revenues of Universal Service (35 million euros in the same quarter of 2011). Meanwhile, voice revenues (2,689 million euros) fell by 16.7% compared with 2011 (-20.0% year-on-year in the quarter) due to the growing weight of flat rates and traffic bundles.

January –December 2012 Results - TELEFÓNICA

•

Broadband and new service revenues stood at 4,431 million euros and fell by 4.9% year-on-year (-4.8% in the fourth quarter). Retail revenues (1,838 million euros) fell by 13.8% (-12.9% in the quarter), reflecting the performance of effective broadband ARPU (28.0 euros), which fell by 12.2% year-on-year (-12.4% in the quarter), impacted by the migration of customers to the new tariffs. Wholesale revenues (592 million euros) increased by 10.1% in 2012 (+2.8% in the quarter).

Data revenues in January-December of 2012 (1,383 million euros) remained stable year-on-year (+3.1% in the quarter) while IT service revenues (612 million euros) posted a 2.4% year-on-year growth (-2.3% in the quarter) due to the seasonality of projects.

Mobile business revenues amounted to 6,453 million euros in 2012 (-16.6% year-on-year). In the fourth quarter they fell by 17.8%, largely due to a decline in revenues from handset sales (-37.4%). Nonetheless, the pace of year-on-year decline eased compared with the previous quarter (-19.8%). Breakdown by components is as follows:

•

Mobile service revenues (5,442 million euros) fell by 16.8% compared to December 2011, mainly driven by pressure from ARPU performance and the cuts in mobile termination rates (April and October) and roaming rates (July). The sequential pace of decline slowed in the fourth quarter (-13.5% year-on-year versus -17.1% in the third quarter) mainly thanks to the positive impact of the lower level of handset upgrades in the quarter (-43.3% year-on-year vs. -32.1% in the third quarter), as upgrades are recognized as lower revenues (loyalty programme). Excluding the aforementioned regulatory effects, service revenues fell by 15.0% year-on-year in 2012 (-11.8% in the quarter). Breakdown by component:

•

Customer revenues in 2012 (4,759 million euros) fell by 16.3% year-on-year, mainly due to lower ARPU. In the fourth quarter the year-on-year decline eased to 14.1%, mainly as a result of the abovementioned impact of the loyalty programme.

Mobile data revenues (1,602 million euros) declined by 4.6% year-on-year vs. January- December 2011 (-11.1% in the quarter), despite the sustained growth in non-SMS revenues (+8.2% year-on-year), which already account for 85% of data revenues (+10 percentage points year-on-year). The performance of these revenues is mainly explained by lower SMS revenues, the larger weight of data flat rate tariffs, boosted in the quarter by “Movistar Fusión”, and the migration of customers from USB modems to more attractive multidevice propositions. It should also be noted that data revenues are still affected by the change in the marketing strategy for Premium SMS since November 2011 (Premium SMS revenues declined by 70% year-on-year in 2012).

•

Interconnection revenues (469 million euros) fell by 28.0% in the year (-28.8% in the quarter), affected by the mobile termination rate cuts and lower traffic. Roaming-in revenues (108 million euros) fell by 11.8% year-on-year (-8.1% in the quarter), affected by lower traffic and the new roaming tariffs.

•

Revenues from handset sales amounted to 1,011 million euros in the year (-15.7% year-on-year). In the quarter they declined by 37.4% year-on-year, in line with previous quarter, due to the lower handset sales associated with the change in the Company’s commercial model.

Operating expenses stood at 8,513 million euros in January-December 2012, a year-on-year decrease of 32.3%, affected by the recognition in the third quarter of 2011 of the provision for the restructuring plan, which amounted to 2,591 million euros. Excluding this effect, expenses would have fallen by 14.8% year-on-year in 2012, with the pace of decline improving significantly in the fourth quarter (-21.7% year-on-year), reflecting the ongoing efforts to contain all cost areas. Breakdown by component:

•

Supply costs stood at 3,264 million euros in 2012 and dropped by 16.9% year-on-year, mainly due to lower mobile interconnection costs. In the fourth quarter, these costs fell by 24.7% year-on-year, reflecting the lower expense on mobile equipment since the introduction of the new commercial model. Subcontracting expenses amounted to 2,559 million euros, down 14.5% year-on-year and showed a significant improvement in the fourth quarter (-29.3% in the quarter; -11.6% in the third quarter) due to lower costs of subsidies and commissions.

Both items reflect the savings in commercial expenses (-19.0% year-on-year; -33.1% in the quarter), stemming from the new commercial model and the Company’s strategy to improve quality and customer satisfaction.

January –December 2012 Results - TELEFÓNICA

•

Personnel expenses (2,233 million euros) declined 56.1% year-on-year, affected by the restructuring provision recognised in the third quarter of 2011 (2,591 million euros). Excluding this impact, personnel expenses would have fallen by 10.7% in the year (-12.6% in the quarter) reflecting the savings from the restructuring plan (257 million euros through December). Telefónica España had 31,192 employees at the end of December (-7.4% year-on-year).

•	Taxes fell by 13.5% year-on-year in 2012, while bad debt provisions accounted for 0.7% of revenues in 2012.

As a result, OIBDA in 2012 amounted to 6,830 million euros, compared with 5,095 million euros in 2011. Excluding the provision for the restructuring plan above mentioned, OIBDA would have declined by 11.1% year-on-year, while the OIBDA margin stood at 45.6%, recording a 1.1 percentage points year-on-year improvement.

OIBDA in the fourth quarter of 2012 (1,710 million euros) posted a marked improvement in its pace of decline (-3.0% year-on-year) compared to the previous three months (-13.4% year-on-year excluding the impact of the restructuring plan provision in 2011) and prior quarters. Meanwhile, the OIBDA margin widened by 5.5 percentage points compared with the fourth quarter of 2011 to 47.2%.

It should be noted that the year-on-year OIBDA performance in reported terms in 2012 was affected by: i) the booking of the provision for the restructuring plan (2,591 million euros in the third quarter of 2011); ii) the impact of the Universal Service (9 million euros in the fourth quarter of 2012 and 13 million euros in the fourth quarter of 2011); iii) the sale of non-strategic assets (60 million euros in 2012 and 16 million euros in the fourth quarter; 73 million euros in 2011 and 40 million euros in the fourth quarter) and iv) capital gains from the sale of application rights in 2012 (18 million euros in the second quarter of 2012). Thus, these factors had in the fourth quarter a negative impact on the OIBDA year-on-year change (25 million euros in the fourth quarter of 2012 compared with 52 million euros in the fourth quarter of 2011).

CapEx stood at 1,692 million euros in 2012, down 18.3% year-on-year excluding the impact of the acquisition of spectrum recognised in the third and fourth quarters of 2011. The improvements in the quality levels and the reduction in the level of claims have resulted in higher investment efficiency, permitting a sustainable reduction in total investment volume and at the same time an increase in the resources dedicated to growth areas such as fibre (+32% year-on-year).

Finally, operating cash flow (OIBDA-CapEx), excluding the impact of restructuring provision and the acquisition of spectrum, totalled 5,139 million euros in 2012 (-8.5% year-on-year) and showed an improvement compared to the performance in 2011 (-15.9% year-on-year) and the first nine months of 2012 (-12.5% year-on-year) thanks to the growth achieved in the fourth quarter.

TELEFÓNICA UK (Year-on-year changes in local currency)

In the fourth quarter of 2012, Telefónica UK posted a further improvement in commercial traction in a highly competitive market, leading to strong performance of both contract and prepay net additions. This improvement of trading momentum was driven by the sustained success of the “On&On” smartphone tariffs as well as the prepay “Pay and Go Go Go” tariffs. The successful execution of efficiency measures also resulted in revenue, cost, OIBDA margin and operating cash flow trends all improving in the fourth quarter, leaving the Company well positioned to keep improving in 2013.

Telefónica UK has been able to prepare for the commercial launch of 4G services in 2013 with the network sharing agreement with Vodafone, and after being instrumental in bringing forward the date when spectrum will be cleared for LTE use. This will also allow the Company to strengthen the existing network collaboration, broadening coverage and laying the foundations for the 4G network. Telefónica UK has secured two blocks of 10 MHz in the 800 MHz spectrum band for a total investment of 550 million pounds sterling, allowing delivery of a leading nationwide 4G network in the UK.

At the end of 2012, total access base reached 23.8 million (+4% year-on-year), mainly driven by the higher contract mobile base.

In 2012, main mobile operating performance highlights are:

•

The mobile customer base grew 3% year-on-year and stood at 22.9 million at the end of 2012, mainly driven by the solid growth of the mobile contract customer base (+9% year-on-year). As such, the contract mix accounted for 52% of the mobile base (+3 percentage points year-on-year).

January –December 2012 Results - TELEFÓNICA

•

Contract net additions showed an improvement in the fourth quarter and reached 282 thousand (+61% year-on-year and +37% quarter-on-quarter) despite the absence of 4G, to total 961 thousand in 2012 (+118% year-on-year). Prepay net additions turned positive in the fourth quarter (+99 thousand vs. net loss the previous year) as the result of the success of the new “Pay and Go Go Go” tariffs, focusing on retention and data monetisation. In 2012, total net additions totalled 697 thousand, of which 55% (381 thousand) were in the fourth quarter, a clear contrast vs. the net disconnections posted in the same period of 2011.

•

Sustained contract churn at low levels in 2012 at 1.0% and in the fourth quarter at 1.1% (-0.1 percentage points year-on-year in both cases) while prepay churn improved 1.6 percentage points year-on-year to 3.8% in the fourth quarter. Total churn improved 1.0 percentage points year-on-year in the fourth quarter to reach 2.4% and 2.7% in 2012 (-0.4 percentage points year-on-year) as the result of successful customer management with the Company maintaining its Customer Satisfaction Index[2] and being the least complained about network[3] for the eight quarter in a row.

•	Smartphone penetration reached 45% at the end of 2012 (+7 percentage points year-on-year) with more than 88% of contract handset sales (shipments) in the quarter being smartphones.

•

The Tesco Mobile joint venture (not included in the Company’s total customer base) maintained its good momentum, consolidating its position as the largest MVNO in the country, with 174 thousand net additions in the fourth quarter to reach 3.5 million customers at the end of the quarter (+19% year-on-year). The base growth has been predominantly in contract base which has now reached 1.2 million.

•	Voice traffic decreased 6% year-on-year in the fourth quarter (-8% year-on-year in 2012), as a result of the continued impact of usage optimisation.

•

ARPU declined 9.3% in 2012 (-9.9% in the fourth quarter), driven by regulatory cuts (MTRs and roaming regulation) coupled with strong competitive pressure. Excluding mobile termination rate cuts ARPU would have declined 6.0% in 2012 (-6.3% in the fourth quarter). Voice ARPU declined 18.3% year-on-year in 2012 (-20.4% in the fourth quarter) with trends remaining stable in the fourth quarter vs. the third quarter when excluding regulatory impacts. Data ARPU improved its year-on-year growth trend (+2.1% year-on-year in the fourth quarter vs +1.5% in 2012) as a result of the success of our tiered data strategy.

Revenue trend has improved quarter by quarter since the fourth quarter of 2011 from -6.8% year-on-year to -3.2% in the fourth quarter of 2012 to total 7,042 million euros in 2012 (-5.0% year-on-year), on the back of solid mobile service revenues, resulting in a sequential improvement ex-regulation year-on-year (+0.5% in the fourth quarter; -1.5% year-on-year in 2012).

Consistent and solid trading performance through 2012 led to a mobile service revenue sequential improvement in the year-on-year growth trends (-8.5% year-on-year in the fourth quarter; -9.6% in the third quarter) to reach 6,060 million euros in 2012 (-8.6% year-on-year). Excluding the impact of mobile termination rate cuts and new roaming regulations, mobile service revenues would have declined 4.7% in the year (-4.2% in the fourth quarter).

Non-SMS data revenue growth accelerated in the last quarter on the back of increased smartphone penetration and the successful adoption of tiered data plans (+18.4% year-on-year in 2012; +19.8% in the fourth quarter). Total data revenues grew 2.4% year-on-year in 2012 (+3.9% year-on-year in the fourth quarter) and its weighting of mobile service revenues increased 5 percentage points year-on-year to over 51%.

OIBDA totalled 1,601 million euros in 2012, with a sequential improvement in the fourth quarter (-8.7% year-on-year in the quarter vs. -10.2 year-on-year in the third quarter and -18.5% in the year to December 2012). OIBDA margin stood at 22.8% in the fourth quarter (22.7% in 2012), with higher commercial expenses in the first half of 2012 due to the increased trading since the third quarter of 2011.

CapEx stood at 748 million euros in the year to December 2012 (-4.5% year-on-year) as the Company continued to focus on increasing its 3G coverage and capacity, resulting in O2 UK having the least complained about network.

Operating Cash Flow (OIBDA-CapEx) totalled 854 million euros in 2012.

[2]	Internal survey run by a third party agency. CSI uses competitor sample to benchmark satisfaction of the key experience touch-points with our base. CSI is not for public consumption.
[3]	Ofcom.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA GERMANY

In the fourth quarter of the year, Telefonica Germany posted solid results, both financially and operationally, with strong commercial traction in the contract segment and successful monetisation of mobile data. The Company’s focus on profitable growth led to a sustained expansion of OIBDA margin while revenues continued to grow despite a new set of mobile termination rate cuts in December 2012. As a result, the Company retained its third position as an integrated operator in Germany.

Additionally, the Company continued the execution of focused investment in LTE mobile networks in order to cope for future growth and secured access to the most advanced VDSL platform in Germany.

At the end of 2012, total access base reached 25.4 million (+4% year-on-year). Main operating highlights are as follows:

•

The contract mobile customer base showed a sustained growth of 9% year-on-year and increased its weight by 2 percentage points year-on-year over the mobile customer base to account for 52% at the end of 2012. The total mobile customer base reached 19.3 million accesses (+5% year-on-year).

•

Contract mobile performance continued keeping momentum in a competitive market, with 219 thousand contract net additions in the fourth quarter of 2012 (171 thousand in the third quarter) to reach 873 thousand in 2012, highlighting strong demand for mobile integrated data tariffs in the retail mass-market segment (“O2 Blue” family). Total net additions remained strong throughout the year to reach 920 thousand in 2012 (186 thousand in the fourth quarter), due to the success of the differential market approach and the multi-brand portfolio.

•

Contract churn improved significantly (-0.4 percentage points year-on-year in the fourth quarter; -0.3 percentage points year-on-year in 2012) to reach 1.5% in both the fourth quarter and in the year to December 2012 as a result of a successful customer base management and focus on service quality. Total churn stood at 2.2% in 2012 stable year-on-year with higher prepay churn, that is mainly due to the competitive environment.

•

Smartphone penetration reached 26% at the end of December 2012, 6 percentage points more than a year ago, reflecting the success of “O2 My Handy” handset distribution model (more than 98% of total handset sales in the fourth quarter), with an increasing share of prepay customers using smartphones as unit costs are becoming more attractive to this segment.

•	The increasing contract customer base continued to drive voice traffic growth in the fourth quarter (+4% in the quarter; +5% year-on-year in 2012).

•

ARPU[4] increased 0.9% year-on-year in 2012 (+1.2% excluding mobile termination rate cuts). In the fourth quarter ARPU declined 1.3% year-on-year, but was broadly stable quarter-on-quarter and year-on-year excluding mobile termination rate cuts. This evolution was impacted by a mobile termination rate cut in December 2012 as well as the annualisation effect from early adoption of smartphones in the market and the dilution effect from these same customers renewing the tariff as the contract expires.

•

Data ARPU growth remained strong throughout 2012, growing 9.3% in the year (+5.6% in the fourth quarter) due to the increased penetration of mobile integrated tariffs in the base. Voice ARPU declined 5.0% year-on-year in 2012 and -6.4% in the fourth quarter (-4.5% in 2012 and -4.4% in the fourth quarter excluding mobile termination rate cut impacts).

•

Retail broadband fixed internet accesses totalled 2.4 million at the end of the year (-8% year-on-year). Net disconnections in the quarter amounted to 54 thousand from 61 disconnections in the previous quarter, reflecting customer demand for higher speeds in a declining market.

Revenues grew 3.5% (+3.7% excluding mobile termination rate cuts from December) to reach 5,213 million euros in 2012 (+0.9% in the fourth quarter; +1.6% excluding mobile termination rate cuts), driven by the strong performance of mobile revenues.

[4]	Revenues from the “My Handy” model are not reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

January –December 2012 Results - TELEFÓNICA

Total mobile revenues reached 3,845 million euros in the year to December 2012, an increase of 6.6% year-on-year (+4.2% in the quarter).

Mobile service revenue showed a market-leading performance with a year-on-year growth of 7.0% in 2012 (+7.3% excluding the impact of mobile termination rate cuts), as a result of contract customer base expansion and the success of tiered data pricing. Mobile service revenue growth trends have been impacted by a mobile termination rate cut in December 2012, growing 3.6% in the fourth quarter year-on-year (+4.8% excluding mobile termination rate impacts). This growth slowdown in the fourth quarter is due to the adoption of integrated mobile tariffs coupled with incoming SMS-revenues being impacted by lower activity within the market.

The Company continued monetising the data opportunity, with non-SMS data revenues growing by 30.7% year-on-year up to December 2012 (+27.9% year-on-year in the fourth quarter). Non-SMS data revenues as a percentage of total data revenues were 57% in 2012, 6 percentage points above the same period of last year.

Mobile data revenues grew 16.1% year-on-year in 2012 (+10.9% in the fourth quarter), accounting for 44% of mobile service revenues (+3 percentage points year-on-year).

Fixed revenues declined 4.4% year-on-year in 2012 and 8.1% year-on-year in the fourth quarter. The worse quarterly trend is mainly influenced by both the continued decline in retail fixed broadband business and lower revenues in the wholesale broadband business.

OIBDA totalled 1,351 million euros in the year to December 2012, an increase of 10.8% year-on-year. The strong OIBDA performance is the result of revenue growth, specially increasing contribution from mobile data revenues, coupled with additional efficiencies in non-commercial expenses, with performance in the fourth quarter mainly reflecting revenue trends (+5.3% year-on-year in the quarter). OIBDA margin expanded by 1.1 percentage points year-on-year to reach 27.3% in the fourth quarter (25.9% for the year to December 2012; +1.7 percentage points year-on-year).

CapEx in the year 2012 amounted to 609 million euros, an increase of 9.2% year-on-year, supporting future growth with accelerated investment in the development of the LTE network and increase of capacity in the 3G network.

Operating Cash Flow (OIBDA-CapEx) increased 12.2% year-on-year to reach 743 million euros.

TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)

In the fourth quarter of 2012, Telefónica Czech Republic sustained a sound commercial momentum in focused areas despite continued intense competition. The Company recorded a healthy total mobile customers’ growth driven by solid contract mobile net additions in the quarter, the best quarterly figure in 2012, and low churn. On the fixed business, fixed broadband and TV accesses continued to grow.

At the end of 2012, total accesses, including Slovakia, totalled 9.3 million (+4% year-on-year).

Mobile operating performance highlights were:

•

Total mobile customer base grew 3% year-on-year in the Czech Republic to reach 5.1 million at the end of the year, on the back of maintained expansion of the contract segment (+5% year-on-year), which already accounts for 63% of the base (+1 percentage point year-on-year).

•

Contract net additions accelerated in the fourth quarter to 51 thousand vs. 27 thousand in the third quarter and totalled 142 thousand in 2012 as a result of increased activity across all segments. Total net additions totalled 59 thousand in the quarter and reached 141 thousand in the year. The prepay segment recorded a positive performance in the second half of the year (+37 thousand net additions in the second half of 2012 vs. -38 thousand up to June) driven from the successful commercial propositions.

•

At the end of December 2012, the total number of customers in Slovakia reached 1.4 million, posting 16% year-on-year growth. In the fourth quarter of 2012, net additions totalled 62 thousand, the highest in 2012. This strong performance has been driven largely by the contract base, supported by a successful promotion tariff targeting higher value customers. The number of contract customers grew by 32% year-on-year reaching 659 thousand at the end of December 2012 (+48 thousand in the quarter), while the number of prepay customers increased by 4% year-on-year ending up at 695 thousand. Consequently, the customer mix in Slovakia further improved and contract customers represented already 49% of the total customer base at the end of 2012, up by 6 percentage points year-on-year.

January –December 2012 Results - TELEFÓNICA

•

Contract churn in the Czech business remained low at 1.0% in both 2012, and in the fourth quarter (-0.1 percentage points and stable, respectively year-on-year). Total churn declined 0.1 percentage points year-on-year to reach 1.8% in the year (1.9% in the fourth quarter; +0.1 percentage point year-on-year).

•	Smartphone penetration growth accelerated, reaching 14% (+5 percentage points year-on-year) after leading smartphone sales of over 71% of total handset sales in the quarter.

•

In terms of usage, total mobile traffic grew 7% year-on-year in 2012 after accelerating to 8% year-on-year in the fourth quarter, supported by successful propositions for both contract and prepay customers.

•

ARPU declined 8.3% year-on-year in 2012 (-12.2% year-on-year in the fourth quarter). Additional mobile termination rate cuts from September 2012, continuous voice ARPU dilution driven by persisting competitive pressures and lower spend evolution were the key drivers for this decline. Excluding the impact of mobile termination rate cuts, ARPU would decline 6.0% year-on-year (-8.0% year-on-year in the fourth quarter). Data ARPU declined 4.8% year-on-year in the year (-7.2% year-on-year in the fourth quarter) largely due to further mobile internet and SMS/MMS bundling in monthly fees.

In 2012, main operating highlights of the fixed business were:

•

Fixed telephony accesses totalled 1.5 million at the end of the year, with 19 thousand net losses in the fourth quarter totalling 82 thousand net losses in 2012 which represents a 6% reduction in line losses year-on-year (lower loss compared to the same period in 2011).

•

Retail broadband internet accesses grew 7% year-on-year to reach 899 thousand at the end of 2012 (60 thousand net additions in the year; 8 thousand in the quarter). In respect of VDSL, 260 thousand customers have already subscribed for the upgraded service, which represents 32% of the total xDSL residential base. In the fourth quarter of 2012, the number of VDSL customers grew by 22 thousand.

•	Pay TV customers increased 4% year-on-year and totalled 141 thousand at the end of 2012, a sustained growth throughout the year.

Revenues for the Czech Republic and Slovakia reached 2,010 million euros in 2012 (-3.7% year-on-year). In the fourth quarter, revenues declined 4.7% year-on-year largely due to lower mobile revenues impacted by additional mobile termination rate cut. Excluding the mobile termination rate cut impact the consolidated business revenues would decline 2.7% year-on-year, lower decline compared to the third quarter (-3.4% year-on-year), mainly due to better performance in fixed business. Slovakia revenues reached 192 million euros and continued to show strong growth of 22.1% in the year (+14.8% year-on-year in the quarter).

Fixed revenues totalled 851 million euros in the year, showing improving trends as a result of growing ICT revenues (-5.4% year-on-year; -3.5 % in the fourth quarter).

In 2012, mobile revenues reached 1,159 million euros (-2.5% year-on-year; -5.6% year-on-year in the fourth quarter). Mobile service revenues totalled 1,097 million euros in the year (-2.4% year-on-year; -5.2% in the fourth quarter). Excluding mobile termination rate cuts, mobile service revenues grew 1.0% in the year (+0.5% in the fourth quarter). Mobile service revenues in Slovakia posted solid growth (+19.9% year-on-year in 2012 and +12.4% in the fourth quarter).

Operating expenses reached 1,219 million euros in 2012 (-0.3% year-on-year; -2.2% in the fourth quarter), with the successful execution of the efficiency agenda and further personnel expenses savings offsetting the higher commercial activity. In both years, mostly in the first quarters, the Company recorded restructuring expenses of 11 million euros (7 million euros in 2011).

As a result, OIBDA posted an improving year-on-year trend in the fourth quarter (-10.8% vs. -11.7% year-on-year in the third quarter) and totalled 832 million euros in 2012 (-8.7% year-on-year). In 2012, the Company recorded a positive impact from the sale of non-core assets (9 million euros in the first quarter of 2012). OIBDA margin was 41.4% in the year and 42.6% in the quarter (-2.3 percentage points and -2.9 percentage points, respectively year-on-year).

January –December 2012 Results - TELEFÓNICA

CapEx reached 248 million euros in 2012 (+10.4% year-on-year). The Company continued to direct investments into further capacity expansion and improvement of the quality of its mobile broadband network, in line with growing demand for mobile data services. In addition, CapEx was spent on further expansion of 3G networks coverage in the Czech Republic and Slovakia.

Operating Cash Flow (OIBDA-CapEx) totalled 584 million euros in 2012.

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2011	2012
	December	March	June	September	December	% Chg
Final Clients Accesses	99,909.7	97,849.3	97,642.2	97,366.0	97,498.1	(2.4)
Fixed telephony accesses (1)	16,158.5	16,378.5	16,178.4	15,948.2	15,849.3	(1.9)
Internet and data accesses	10,248.3	10,193.4	10,144.4	10,026.4	10,065.4	(1.8)
Narrowband	519.8	494.0	490.6	470.2	444.1	(14.6)
Broadband	9,680.4	9,651.6	9,608.0	9,510.7	9,576.2	(1.1)
Other (2)	48.2	47.7	45.9	45.5	45.1	(6.4)
Mobile accesses (3)	72,450.7	70,247.7	70,315.0	70,427.3	70,674.1	(2.5)
Prepay (4)	31,159.7	29,333.6	28,942.5	28,790.3	28,618.2	(8.2)
Contract (5)	41,291.0	40,914.1	41,372.5	41,637.0	42,055.8	1.9
Pay TV	1,052.2	1,029.7	1,004.4	964.1	909.3	(13.6)

Wholesale Accesses (6)	5,245.1	5,389.1	5,496.3	5,605.9	5,684.3	8.4

Total Accesses	105,154.8	103,238.3	103,138.5	102,972.0	103,182.3	(1.9)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2011	2012
	December	March	June	September	December	% Chg
Prepay percentage (%)	43.0%	41.8%	41.2%	40.9%	40.5%	(2.5 p.p.	)
Contract percentage (%)	57.0%	58.2%	58.8%	59.1%	59.5%	2.5 p.p.
MBB accesses (‘000)	21,934.8	22,616.1	23,429.1	24,004.8	25,499.1	16.2
MBB penetration (%)	30%	32%	33%	34%	36%	5.8 p.p.
Smartphone penetration (%)	27%	30%	32%	33%	35%	7.9 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(6)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January – December			October – December
	2012	2011	% Chg	2012	2011	% Chg
Revenues	29,995	32,066	(6.5)	7,483	8,021	(6.7)
Internal exp. capitalized in fixed assets	478	474	0.8	136	124	9.8
Operating expenses	(19,777)	(23,411)	(15.5)	(4,788)	(5,376)	(10.9)
Supplies	(9,821)	(10,289)	(4.6)	(2,478)	(2,728)	(9.2)
Personnel expenses	(3,497)	(6,400)	(45.4)	(782)	(933)	(16.2)
Subcontracts	(5,844)	(6,000)	(2.6)	(1,345)	(1,538)	(12.6)
Bad debt provision	(250)	(305)	(18.1)	(66)	(75)	(11.4)
Taxes	(364)	(417)	(12.6)	(117)	(102)	14.7
Other net operating income (expense)	(61)	51	c.s.	(52)	(1)	n.m.
Gain (loss) on sale of fixed assets	173	101	70.3	75	48	57.0
Impairment of goodwill and other assets	(565)	(3)	n.m.	(560)	(1)	n.m.
Operating income before D&A (OIBDA)	10,244	9,278	10.4	2,294	2,815	(18.5)
OIBDA Margin	34.2%	28.9%	5.2p.p.	30.7%	35.1%	(4.4 p.p. )
Depreciation and amortization	(5,010)	(5,081)	(1.4)	(1,248)	(1,298)	(3.9)
Operating income (OI)	5,233	4,197	24.7	1,046	1,517	(31.0)

Notes:

-	OIBDA and OI before management and brand fees. OIBDA and OI includes the impairment recognized by Telefónica Group on the value of Telefónica Irlanda in Q4 12 (-527 million euros).
-	Personnel expenses reflect the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros).
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2011	2012
	December	March	June	September	December	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	43,023.8	40,192.4	39,770.5	39,155.7	38,744.3	(9.9)
Fixed telephony accesses (1)	12,305.4	12,103.5	11,947.5	11,770.5	11,723.0	(4.7)
Naked ADSL	34.4	32.4	30.6	28.4	25.0	(27.3)
Internet and data accesses	5,710.9	5,694.6	5,706.8	5,665.4	5,779.3	1.2
Narrowband	84.4	78.0	77.0	69.4	54.0	(36.0)
Broadband (2)	5,608.6	5,599.5	5,613.2	5,579.8	5,709.3	1.8
Other (3)	17.9	17.2	16.6	16.2	16.0	(10.5)
Mobile accesses (4)	24,174.3	21,581.4	21,323.7	20,960.2	20,531.2	(15.1)
Prepay (5)	7,359.4	5,735.4	5,541.9	5,359.6	5,118.3	(30.5)
Contract (6)	16,814.9	15,846.0	15,781.8	15,600.6	15,412.9	(8.3)
Pay TV	833.2	812.9	792.4	759.6	710.7	(14.7)

Wholesale Accesses	4,031.9	4,150.7	4,222.4	4,310.7	4,396.0	9.0
WLR (7)	440.6	461.8	470.9	479.6	481.2	9.2
Unbundled loops	2,881.1	2,984.1	3,060.7	3,157.9	3,262.0	13.2
Shared ULL	205.0	194.8	192.5	189.6	183.5	(10.5)
Full ULL (8)	2,676.1	2,789.3	2,868.2	2,968.3	3,078.5	15.0
Wholesale ADSL	709.6	704.1	690.2	672.7	652.3	(8.1)
Other (9)	0.6	0.6	0.6	0.5	0.5	(20.8)

Total Accesses	47,055.7	44,343.1	43,992.9	43,466.4	43,140.3	(8.3)

TELEFÓNICA UK
Final Clients Accesses	23,003.9	23,258.9	23,312.2	23,425.4	23,801.7	3.5
Fixed telephony accesses (1)	216.1	315.8	338.2	362.8	377.4	74.6
Internet and data accesses	620.3	617.8	602.0	579.5	560.1	(9.7)
Broadband	620.3	617.8	602.0	579.5	560.1	(9.7)
Mobile accesses	22,167.5	22,325.4	22,372.0	22,483.2	22,864.2	3.1
Prepay	11,227.3	11,162.6	10,958.5	10,863.9	10,962.9	(2.4)
Contract	10,940.3	11,162.8	11,413.5	11,619.2	11,901.3	8.8
Wholesale Accesses (10)	26.7	31.4	34.1	36.4	40.5	51.5

Total Accesses	23,030.7	23,290.3	23,346.2	23,461.8	23,842.2	3.5

TELEFÓNICA GERMANY
Final Clients Accesses	23,440.9	23,943.3	24,070.1	24,215.2	24,284.9	3.6
Fixed telephony accesses (1)	2,055.1	2,403.5	2,352.5	2,296.3	2,249.0	9.4
Internet and data accesses	2,922.3	2,865.6	2,810.8	2,740.4	2,678.9	(8.3)
Narrowband	334.6	319.0	319.7	310.1	302.6	(9.6)
Broadband	2,587.7	2,546.6	2,491.1	2,430.3	2,376.3	(8.2)
Mobile accesses	18,380.1	18,595.5	18,834.2	19,113.8	19,299.9	5.0
Prepay	9,144.5	9,066.3	9,116.1	9,224.7	9,191.3	0.5
Contract	9,235.7	9,529.2	9,718.1	9,889.1	10,108.5	9.5
Pay TV	83.3	78.7	72.7	64.8	57.2	(31.3)
Wholesale Accesses (11)	1,042.4	1,059.1	1,088.8	1,104.6	1,087.9	4.4

Total Accesses	24,483.2	25,002.3	25,158.9	25,319.9	25,372.8	3.6

TELEFÓNICA IRELAND
Internet and data accesses	24.2	26.4	28.7	29.5	31.0	28.0
Broadband	24.2	26.4	28.7	29.5	31.0	28.0
Mobile accesses	1,622.9	1,590.5	1,567.2	1,553.8	1,541.7	(5.0)
Prepay	870.1	830.0	796.3	777.4	759.7	(12.7)
Contract	752.9	760.5	770.9	776.4	782.0	3.9

Total Accesses	1,647.2	1,616.9	1,596.0	1,583.3	1,572.7	(4.5)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,629.8	7,620.9	7,643.1	7,694.1	7,740.3	1.4
Fixed telephony accesses (1)	1,581.9	1,555.8	1,540.2	1,518.6	1,499.9	(5.2)
Naked ADSL	237.4	247.2	263.4	273.8	285.9	20.4
VoIP	52.1	63.5	67.4	71.6	76.7	47.2
Internet and data accesses	970.6	989.0	996.1	1,011.6	1,016.1	4.7
Narrowband	100.7	97.1	93.9	90.7	87.6	(13.1)
Broadband	839.6	861.4	872.9	891.6	899.4	7.1
Other (12)	30.3	30.5	29.3	29.3	29.1	(4.0)
Mobile accesses	4,941.7	4,938.0	4,967.6	5,024.2	5,082.9	2.9
Prepay	1,892.4	1,861.3	1,854.1	1,883.8	1,891.1	(0.1)
Contract	3,049.3	3,076.7	3,113.5	3,140.4	3,191.7	4.7
Pay TV	135.6	138.1	139.2	139.7	141.4	4.3
Wholesale Accesses	144.1	147.9	151.1	154.2	159.9	11.0

Total Accesses	7,773.9	7,768.8	7,794.2	7,848.3	7,900.1	1.6

TELEFÓNICA SLOVAKIA
Mobile accesses	1,164.1	1,216.9	1,250.3	1,292.3	1,354.2	16.3
Prepay	666.1	678.1	675.6	681.0	694.9	4.3
Contract	498.0	538.8	574.7	611.4	659.3	32.4

Total Accesses	1,164.1	1,216.9	1,250.3	1,292.3	1,354.2	16.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	Includes Unbundled Lines by T. UK.
(11)	Includes Unbundled Lines by T. Germany. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.
(12)	Retail circuits other than broadband.
-	Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T. Europe.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011	2012
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	9,677	9,346	9,236	9,044	8,730	(9.8)
ARPU (EUR) (1)	21.5	21.9	21.5	21.4	19.9	(7.8)
Prepay (2)	8.4	9.3	9.2	9.6	8.1	(4.0)
Contract (3)	27.3	26.7	25.8	25.5	23.8	(12.7)
Data ARPU (EUR) (1)	6.3	6.5	6.5	6.5	6.5	3.2
% non-SMS over data revenues	77.2%	82.0%	84.3%	84.8%	87.1%	9.9 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	12,690	12,254	12,008	12,077	11,910	(6.1)
ARPU (EUR)	22.9	22.8	22.4	22.9	21.8	(9.9)
Prepay	10.1	9.9	9.5	9.7	9.1	(15.2)
Contract	36.2	35.8	35.1	35.5	33.7	(12.3)
Data ARPU (EUR)	10.7	10.9	11.4	11.8	11.6	2.1
% non-SMS over data revenues	42.3%	43.6%	46.7%	48.0%	48.7%	6.5 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	7,208	7,365	7,399	7,228	7,528	4.4
ARPU (EUR)	13.8	13.5	13.9	14.0	13.6	(1.3)
Prepay	5.8	5.3	5.5	5.7	5.5	(4.5)
Contract	21.8	21.4	21.7	21.8	21.0	(3.7)
Data ARPU (EUR)	5.9	6.0	6.1	6.2	6.2	5.6
% non-SMS over data revenues	52.0%	53.9%	54.9%	57.9%	59.9%	8.0 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,048	1,004	991	960	941	(10.3)
ARPU (EUR)	31.3	29.2	29.9	29.6	28.8	(8.0)
Prepay	21.1	19.5	20.4	20.4	20.4	(3.2)
Contract	43.4	40.1	39.9	39.0	36.9	(14.8)
Data ARPU (EUR)	13.0	13.0	13.6	13.5	13.4	3.5
% non-SMS over data revenues	42.9%	45.7%	47.2%	48.5%	49.6%	6.6 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,310	2,330	2,404	2,359	2,499	8.2
ARPU (EUR)	16.5	15.7	15.8	15.7	14.6	(12.2)
Prepay	7.3	6.8	7.2	7.1	6.6	(9.8)
Contract	22.3	21.1	21.0	20.9	19.3	(13.7)
Data ARPU (EUR)	4.7	4.4	4.4	4.5	4.4	(7.2)
% non-SMS over data revenues	45.5%	45.6%	45.2%	47.1%	47.4%	1.9 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.
Notes:
-	ARPU calculated as monthly quarterly average.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011	2012
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	39,909	9,346	18,581	27,625	36,355	(8.9)
ARPU (EUR) (1)	22.9	21.9	21.8	21.7	21.2	(7.1)
Prepay (2)	9.3	9.3	9.3	9.4	9.1	(2.0)
Contract (3)	29.1	26.7	26.3	26.0	25.5	(12.3)
Data ARPU (EUR) (1)	6.0	6.5	6.5	6.5	6.5	8.6
% non-SMS over data revenues	74.6%	82.0%	83.1%	83.8%	84.6%	10.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	52,250	12,254	24,263	36,340	48,250	(7.7)
ARPU (EUR)	23.2	22.8	22.6	22.7	22.5	(9.3)
Prepay	10.3	9.9	9.7	9.7	9.6	(13.1)
Contract	37.1	35.8	35.4	35.5	35.0	(11.8)
Data ARPU (EUR)	10.5	10.9	11.2	11.4	11.4	1.5
% non-SMS over data revenues	40.5%	43.6%	45.2%	46.1%	46.8%	6.3 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	27,993	7,365	14,763	21,991	29,519	5.5
ARPU (EUR)	13.6	13.5	13.7	13.8	13.8	0.9
Prepay	5.7	5.3	5.4	5.5	5.5	(3.0)
Contract	21.9	21.4	21.6	21.7	21.5	(1.6)
Data ARPU (EUR)	5.6	6.0	6.1	6.1	6.2	9.3
% non-SMS over data revenues	50.4%	53.9%	54.4%	55.6%	56.7%	6.3 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	4,394	1,004	1,995	2,955	3,896	(11.3)
ARPU (EUR)	33.1	29.2	29.5	29.6	29.4	(11.1)
Prepay	21.3	19.5	19.9	20.1	20.2	(5.4)
Contract	47.7	40.1	40.0	39.7	39.0	(18.2)
Data ARPU (EUR)	13.4	13.0	13.3	13.4	13.4	0.2
% non-SMS over data revenues	41.9%	45.7%	46.5%	47.1%	47.7%	5.8 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	8,956	2,330	4,734	7,093	9,592	7.1
ARPU (EUR)	17.2	15.7	15.8	15.8	15.5	(8.3)
Prepay	7.6	6.8	7.0	7.0	6.9	(6.7)
Contract	23.5	21.1	21.1	21.0	20.6	(10.4)
Data ARPU (EUR)	4.8	4.4	4.4	4.5	4.4	(4.8)
% non-SMS over data revenues	45.3%	45.6%	45.4%	46.0%	46.3%	1.1 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.
Notes:
-	ARPU calculated as monthly quarterly average of each period.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January –December 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - December				October - December
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	14,985	17,269	(13.2)		3,621	4,223	(14.3)
Wireless Business	6,453	7,739	(16.6)		1,507	1,833	(17.8)
Wireless service revenues	5,442	6,540	(16.8)		1,300	1,502	(13.5)
Wireless data revenues	1,602	1,680	(4.6)		386	434	(11.1)
Handset revenues	1,011	1,199	(15.7)		207	331	(37.4)
Wireline Business	9,541	10,624	(10.2)		2,356	2,679	(12.1)
FBB and new services (1)	4,431	4,659	(4.9)		1,121	1,177	(4.8)
Voice & access revenues	4,628	5,369	(13.8)		1,123	1,329	(15.5)
Other	481	596	(19.2)		112	172	(34.8)
OIBDA (2)	6,830	5,095	34.0		1,710	1,763	(3.0)
OIBDA margin (2)	45.6%	29.5%	16.1 p.p.		47.2%	41.8%	5.5
CapEx (3)	1,692	2,912	(41.9)		512	824	(37.9)
OpCF (OIBDA-CapEx) (2) (3)	5,139	2,184	135.3		1,199	939	27.6

TELEFÓNICA UK
Revenues	7,042	6,926	1.7	(5.0)	1,808	1,762	2.6	(3.2)
Service revenues	6,060	6,198	(2.2)	(8.6)	1,482	1,527	(3.0)	(8.5)
Data revenues	3,070	2,803	9.5	2.4	783	711	10.2	3.9
Handset revenues and other	981	728	34.8	26.0	326	235	39.0	30.7
OIBDA	1,601	1,836	(12.8)	(18.5)	412	426	(3.3)	(8.7)
OIBDA Margin	22.7%	26.5%	(3.8 p.p. )		22.8%	24.2%	(1.4 p.p. )
CapEx	748	732	2.2	(4.5)	204	225	(9.4)	(14.8)
OpCF (OIBDA-CapEx)	854	1,104	(22.7)	(27.8)	208	201	3.5	(1.8)

TELEFÓNICA GERMANY
Revenues	5,213	5,035	3.5		1,342	1,330	0.9
Wireless Business	3,845	3,606	6.6		1,014	973	4.2
Wireless service revenues	3,152	2,946	7.0		793	765	3.6
Wireless data revenues	1,391	1,197	16.1		356	321	10.9
Handset revenues	693	659	5.1		221	208	6.4
Wireline Business	1,363	1,426	(4.4)		327	356	(8.1)
FBB and new services (1)	977	1,083	(9.8)		227	263	(13.8)
Voice & access revenues	372	324	14.5		96	88	8.4
Other	15	18	(16.9)		5	5	2.0
OIBDA	1,351	1,219	10.8		366	347	5.3
OIBDA margin	25.9%	24.2%	1.7 p.p.		27.3%	26.1%	1.1 p.p.
CapEx	609	558	9.2		157	185	(15.4)
OpCF (OIBDA-CapEx)	743	662	12.2		209	162	29.0

TELEFÓNICA IRELAND
Revenues	629	723	(13.1)		155	173	(10.3)
Service revenues	567	677	(16.2)		136	157	(13.6)
Data revenues	252	267	(5.5)		62	64	(2.9)
Handset revenues and other	62	46	32.9		20	16	23.3
OIBDA	130	206	(36.9)		35	43	(18.3)
OIBDA Margin	20.7%	28.5%	(7.8 p.p. )		22.6%	24.8%	(2.2 p.p. )
CapEx (4)	192	61	n.m.		142	18	n.m.
OpCF (OIBDA-CapEx) (4)	(62)	145	c.s.		(107)	25	c.s.

TELEFÓNICA CZECH REPUBLIC (5)
Revenues	2,010	2,130	(5.7)	(3.7)	508	530	(4.2)	(4.7)
Wireless Business	1,159	1,211	(4.3)	(2.5)	287	302	(5.1)	(5.6)
Wireless service revenues	1,097	1,145	(4.2)	(2.4)	268	281	(4.6)	(5.2)
Wireless data revenues	305	308	(1.1)	0.8	77	78	(1.2)	(1.6)
Handset revenues	62	66	(5.9)	(4.2)	19	22	(10.7)	(10.7)
Wireline Business	851	919	(7.4)	(5.4)	221	228	(3.1)	(3.5)
FBB and new services (1)	408	430	(5.1)	(3.0)	110	112	(1.2)	(1.5)
Voice & access revenues	438	483	(9.4)	(7.4)	110	115	(4.5)	(5.0)
Other	5	6	(14.7)	(12.7)	1	2	(28.3)	(28.9)
OIBDA	832	931	(10.6)	(8.7)	217	242	(10.4)	(10.8)
OIBDA margin	41.4%	43.7%	(2.3 p.p. )		42.6%	45.6%	(2.9 p.p. )
CapEx	248	229	8.6	10.4	91	77	17.4	16.7
OpCF (OIBDA-CapEx)	584	702	(16.9)	(15.0)	126	165	(23.4)	(23.6)

Notes:
-	OIBDA before management and brand fees.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.
(1)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(2)	Includes the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros).
(3)	CapEx includes 842 million euros from the spectrum acquired in 2011 out of which 173 correspond to the fourth quarter of 2011.
(4)	CapEx includes 127 million euros from the spectrum acquired in 2012 out of which 126 correspond to the fourth quarter of 2012.
(5)	Includes Slovakia.

January –December 2012 Results - TELEFÓNICA

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNICA LATINOAMÉRICA

% Stake
Telefónica Móviles Perú	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Panamá	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Perú	98.5
Telefónica Chile	97.9
Telefónica Brasil (1)	73.9
Telefónica Colombia	70.0

(1)	It includes 100% of Vivo.

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica Reino Unido	100.0
Telefónica Alemania	76.8
Telefónica República Checa (1) (2)	69.4
Telefónica Irlanda	100.0
Tesco Mobile	50.0
Telyco	100.0
T. Soluciones de Informatica y	100.0
Comunicaciones de España
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Be	100.0
Acens Technologies	100.0

(1)	70.3% including treasury shares.
(2)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Jajah	100.0
Tuenti	91.4
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
China Unicom	5.0
Portugal Telecom	2.0
BBVA	0.8

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.

January –December 2012 Results - TELEFÓNICA

ADDENDA

Changes to the Perimeter

The main changes in the perimeter of consolidation in the first nine months of 2012 were as follows:

•

On the 29th of June 2012 the merger process between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed, resulting in a company in which Telefónica Group holds a 70% stake. This company is still fully consolidated.

•

On the 10th of June 2012, Telefónica, S.A. (through its 100% subsidiary, Telefónica Internacional, S.A.U.), and China United Network Communications Group Company Limited through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom -Hong Kong- Limited, (throughout this document referred to as China Unicom) owned by Telefónica (equivalent to 4.56% of the share capital),

On the 30th of July, after obtaining the relevant regulatory authorizations, the transaction was completed, having received Telefónica HK: 10,748 million (€ 1,142 million).

The company, participated by Telefónica after the sale in 5.01% of its share capital, continues to be incorporated to the consolidation perimeter through the equity method.

•

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G., for 1,449 million euros. Following the sale, the investee continues to be fully consolidated in the Telefónica Group.

•

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online (RUMBO), S.A., generating a gain of approximately 27 million euros. This company, which had been proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

•

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The enterprise value of the transaction amounts to €1,051 million, including a vendor loan of €110 million as well as certain deferred payments for €110 million. This operation generated a gain of approximately 61 million euros.

The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope.

•	On February 21, 2012, Telefónica de Contenidos, S.A.U., a wholly-owned company by Telefónica, S.A., had reached an agreement with Abertis Telecom, S.A. to sell its stake of Hispasat S.A.

Following the exercise of the preferential right of acquisition by the German company Eutelsat Services & Beteiligungem, GmbH, and after obtaining the necessary authorizations by the Council of Ministers on 28 December 2012, Telefónica de Contenidos, S.A.U., as of 28th of December 2012:

•	Has transferred to Abertis Telecom, SA 23,343 shares of Hispasat, S.A. for a total price, of 68 million euros, which has been received in cash.

•

Has signed a contract with Eutelsat Services & Beteiligungem, GmbH for the sale of its remaining stake in Hispasat, SA, that is 19,359 shares of that entity, for a total price of 56 million euros, subject to approval of foreign investment.

The capital gain resulting from the sale to Abertis Telecom, S.A., amounts to approximately 26 million euros. The joint capital gain resulting from both operations is estimated to amount to approximately 47 million euros.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

January –December 2012 Results - TELEFÓNICA

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito C—Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.es

http://www.telefonica.com/investors

January –December 2012 Results - TELEFÓNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 28th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer